Exhibit 99.1

Annual Report

2010

UNITED STATES GAAP

SIERRA WIRELESS™

AirCard®
AirPrime™
AirLink™
AirVantage™

Energy Management
Security
Mobile Consumer
Mobile Computing
Automotive

Financial Highlights

Consolidated Statements of Operations Data

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”))

Years ended December 31,	2010	2009	2008

GAAP results
Revenue	$650,341	$526,384	$567,308
Gross margin percentage	29.3%	33.7%	28.1%
Total expenses	200,731	215,016	115,097
Earnings (loss) from operations	(10,366)	(37,724)	44,572
Net earnings (loss) attributable to Sierra Wireless, Inc.	(14,541)	(39,899)	62,583
Diluted earnings (loss) per share	$(0.47)	$(1.29)	$2.00

Non-GAAP results(1)
Revenue	$650,341	$526,384	$567,308
Gross margin percentage	29.3%	33.8%	28.2%
Total expenses	168,451	163,990	105,354
Earnings from operations	22,405	13,808	54,860
Net earnings attributable to Sierra Wireless, Inc.	19,999	13,138	45,788
Diluted earnings per share	$0.64	$0.42	$1.46

Revenue by product
AirCard® Mobile Broadband Devices	45%	56%	73%
AirPrime™ Intelligent Embedded Modules	46	34	21
AirLink™ Intelligent Gateways and Routers	7	8	5
Other	2	2	1
	100%	100%	100%

Revenue by geographic region
Americas	46%	59%	70%
Europe, Middle East and Africa (“EMEA”)	14	17	9
Asia-Pacific	40	24	21
	100%	100%	100%

Consolidated Balance Sheet Data

(Expressed in thousands of United States dollars, except number of shares)

(Prepared in accordance with U.S. GAAP)

December 31,	2010	2009	2008

Cash, including short-term investments	$118,848	$134,389	$81,261
Restricted cash	—	—	191,473
Working capital	145,247	135,902	297,546
Long-term liabilities	24,987	36,105	15,105
Total shareholders’ equity	303,187	316,596	357,448
Number of common shares outstanding	31,222,786	31,048,907	31,031,954

(1) Our non-GAAP results exclude the impact of stock-based compensation expense, acquisition amortization, Wavecom acquisition costs, integration costs, restructuring costs, foreign exchange gains or losses, tax adjustments and non-controlling interest related to non-GAAP adjustments.  Non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. For further information, refer to “Non-GAAP Financial Measures” on page 8 of the Management’s Discussion and Analysis in this Annual Report.

Report to Shareholders

2010 was a great year for Sierra Wireless and I am very pleased with what we have accomplished as a company.

We delivered strong growth and improved profitability, and we have made great strides in executing on our growth and diversification strategy.   We also enhanced our competitive position by expanding our product portfolio, implementing a new customer-centric organizational structure, launching new branding, reducing product and operating costs, deploying a new supply chain strategy, and implementing new systems to support our growing business.

We continue to pursue two significant growth markets in the wireless industry — Machine-to-Machine (“M2M”) and Mobile Computing — and are globally recognized as a leader in both.   Driving both of these markets is the increasing number of devices and services that require the use of cellular wireless networks around the world.   Lower costs and service-oriented business models are enabling a wide variety of new wireless applications, including solutions such as e-readers, connected automobiles, smart metering, and remote healthcare monitoring.

Machine-to-Machine

In M2M, our strategy is to be the embedded solution of choice for OEMs, and to expand our position in the M2M value chain by building complete solutions and services for OEMs, enterprises and operators — thus capturing more value from each connected device.  During 2010, we attained global market share leadership in the M2M and we continue to invest building on our position. We expanded our industry-leading portfolio of AirPrime™ Wireless Embedded Modules with the addition of new product lines — including automotive-grade, compact form factor, and 4G LTE devices — and we recently launched new enhancements to our OpenAT operating system, embedded application framework, and M2M Embedded Developer Studio tools.    Our AirLink Intelligent Gateways & Router products enjoyed record sales during the year, and our AirVantage™ M2M Cloud Platform gained strong traction in the market as well, offering solid evidence that our investments in value chain expansion are working.   AirVantage is unique in the industry and provides a scalable, secure web-based platform that differentiates our hardware solutions by enabling OEMs and mobile network operators to accelerate and simplify the deployment and management of their M2M solutions.   Additionally, we continue to build strong relationships with many global customers and partners, recently announcing M2M design wins and collaboration agreements with leading OEMs such as Schneider Electric, Harman and TomTom, and with mobile network operators such as AT&T, Telus, KPN and Orbcomm.

Sales in our M2M business were $332.4 million in 2010, up 54%  from $216.5 million in 2009.  M2M represented 51% of total company sales in 2010.

Mobile Computing

In Mobile Computing, our strategy is to focus our efforts on our key customers and to be the best mobile broadband device supplier in the industry.  Our customers value our technology leadership, product execution, best-in-class support, high quality and total cost of ownership advantages, and continue to work with us closely on new AirCard® products and fourth generation (“4G”) wireless technologies.  In 2010, we launched our first mobile hotspot, the Overdrive™ 3G/4G with Sprint, and reinforced our air interface technology leadership position with the launch of the world’s first dual-carrier HSPA+  device with Telstra and an HSPA+ USB modem with AT&T.   In addition, we recently announced our first 4G LTE devices, including our AirPrime™ embedded modules and AirCard USB modem and mobile hotspot products.  During the year, we also re-established our position as a leading provider of embedded module solutions for PC OEMs, with repeat design wins with our core customers and new design wins with Tier 1 players.

Sales in our Mobile Computing business were $317.9 million in 2010, up 3%  from $309.9 million in 2009.  Mobile Computing represented 49% of total company sales in 2010.

Outlook

Looking forward, I believe we are executing well to our strategy and that Sierra Wireless is well positioned in both of our target markets.  We are the global market leader in M2M and are gaining significant traction in our value chain expansion efforts.   In Mobile Computing, our strategy to concentrate on key operator and PC OEM customers

is working.   Our customers rely on us to provide industry-leading products, technology, quality and service.   In addition, we expect to continue to benefit from strong leverage between our two lines of business, including core wireless technology, relationships with global operators and OEMs, an integrated supply chain, and worldwide R&D, sales, and technical support.

Overall, I am excited about the prospects for Sierra Wireless and believe the company has the foundation necessary to drive profitable, sustainable growth in 2011 and beyond.

I thank you for your continued confidence and look forward to reporting to you on our achievements in the coming year.

/s/ Jason W. Cohenour
Jason W. Cohenour
President and Chief Executive Officer

Cautionary Note Regarding Forward-looking Statements

Certain statements and information in this report are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including our outlook for the short and longer term and our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.

Forward-looking statements:

•                  Typically include words and phrases about the future such as “outlook”,  “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”;

•                  Are not promises or guarantees of future performance. They represent our current views and may change significantly;

•                  Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•                  Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•                  Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•                  Expected transition period to our 4G products;

•                  Expected cost of goods sold;

•                  Expected component supply constraints;

•                  Our ability to “win” new business;

•                  That wireless network operators will deploy next generation networks when expected;

•                  Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks;

•                  Expected tax rates and foreign exchange rates.

•                  Are subject to substantial known and unknown material risks and uncertainties.  As a result, our actual results, achievements and developments in our business may differ significantly from our current expectations. These risk factors and others are discussed in our Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  Certain of these material risks are listed below:

•                  Actual sales volumes or prices for our products and services are lower than we expect for any reason including, without limitation, the continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, competition from new or established wireless communication companies.

•                  The cost of products sold are higher than planned or necessary component supplies are not available, are delayed or are not available on commercially reasonable terms.

•                  We are unable to enforce our intellectual property rights or are subject to litigation that has an adverse outcome.

•                  The development and timing of the introduction of our new products is later than we expect or is indefinitely delayed.

•                  Transition periods associated with the migration to new technologies are longer than we expect.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the year ended December 31, 2010, and up to and including March 18, 2011.  This MD&A should be read together with our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2010 (the “consolidated financial statements”).  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

Additional information related to Sierra Wireless, Inc., including our consolidated financial statements and our Annual Information Form, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Overview

We provide leading edge wireless solutions for the machine-to-machine (“M2M”) and mobile computing markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules and software for original equipment manufacturers (“OEMs”), intelligent wireless gateway solutions for industrial, commercial and public safety applications, and an innovative platform for delivering device management and end-to-end application services. We also offer professional services to OEM customers during their product development and launch process, leveraging our expertise in wireless design, software, integration and certification to provide built-in wireless connectivity for mobile computing devices and M2M solutions. Our products, services and solutions connect people, their mobile computers and machines to wireless voice and mobile broadband networks around the world.

We believe that the markets for mobile broadband connectivity and wireless M2M solutions have strong growth prospects.  We believe that the key growth enablers for these markets include the continued deployment and upgrade of mobile broadband networks around the world, growth in the number and type of devices being wirelessly connected, growing strategic focus on M2M services by wireless operators and expanding end customer awareness of the availability of such services and their benefits.

Our acquisition and successful integration of Wavecom S.A. (“Wavecom”), a global leader in wireless M2M solutions headquartered in Issy-les-Moulineaux, France, on February 27, 2009, has enhanced our product and service offering in the global M2M market by adding highly sophisticated wireless module platforms and solutions which integrate all of the necessary software and hardware on embedded devices that can be used for a wide variety of applications.  The result of the combination of Sierra Wireless and Wavecom is a global leader that is uniquely positioned to benefit from the anticipated growth in the wireless M2M and mobile computing markets.  The acquisition has significantly expanded and diversified our position in the global M2M market, broadened our product offerings and increased our scale and capabilities in Europe and Asia.

Our expanded line-up of M2M wireless solutions is used by a wide range of OEMs and enterprises to wirelessly enable their products and solutions.  Our M2M customers cover a broad range of industries, including consumer electronics, networking equipment, automotive, energy, security, sales and payment, industrial control and monitoring, fleet management, field service and healthcare.

Our mobile computing products are used by businesses and consumers to enable mobile broadband access to the Internet, e-mail, remote databases and corporate and consumer applications.

We sell our products primarily through indirect channels including wireless operators, OEMs, distributors and value added resellers.

On December 2, 2008, we announced an all-cash offer to purchase all of the ordinary shares and OCEANEs convertible bonds (“OCEANEs”) of Wavecom.  The total value of the transaction was approximately €218.0 million and was comprised of cash consideration of €8.50 per share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States.

On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom, representing 90.57% of the voting rights of Wavecom.  Following a statutory re-opening of the tender offer and our purchase of Wavecom shares on the market, we increased our ownership of the voting rights of Wavecom from 90.57% to 95.4% and, on April 29, 2009, completed our acquisition of all of the remaining Wavecom shares, except for certain shares held by employees that are subject to a hold period, and OCEANEs by way of a squeeze-out.  The Wavecom shares and OCEANEs have been delisted from the Euronext and the American Depository Shares have been delisted from the Nasdaq.

On January 29, 2009, prior to the acquisition of Wavecom, we implemented an expense reduction program that was completed during the first quarter of 2009 and included the elimination of 56 positions, representing 10% of our workforce.  In the first quarter of 2009, we incurred a pre-tax charge of approximately $1.6 million related to the program, which included $0.5 million of stock-based compensation expense.

Also prior to our acquisition of Wavecom, Wavecom implemented a cost savings program and reorganization.  The first portion of this plan, related to its operations in the United States, began in late 2008.  In the second quarter of 2009, the staff reduction program in France related to this reorganization was implemented.  A total of 77 positions in France were impacted, and all of these positions were phased out by September 30, 2010.  On May 15, 2009, we announced further cost reduction initiatives related to the integration of Wavecom and Sierra Wireless that included combining the research and development (“R&D”) and product operations of both organizations.  As a result, the Wavecom location in Research Triangle Park, North Carolina, was closed in the fourth quarter of 2009.  R&D activities from this location were transitioned primarily to the Sierra Wireless location in Carlsbad, California.  In 2010, we included an additional provision for costs of the leased North Carolina location, costs related to subleasing a portion of the Issy-les-Moulineaux location, as well as costs of additional employees in Europe who were terminated.  In 2010, restructuring costs related to this program were $3.2 million, including $0.1 million of stock-based compensation expense, compared to $19.0 million in 2009, including $0.4 million of stock-based compensation expense.

On September 23, 2010, we implemented a new organizational structure designed to sharpen our focus on distinct market opportunities and accelerate profitable growth.  The new organizational structure establishes three business units — M2M Embedded Solutions, Mobile Computing, and Solutions & Services.  Dedicated sales, marketing and R&D functions within each business unit bring teams closer to their customers.  Common wireless platforms, an integrated supply chain, and a strong global presence provide leverage and highly competitive scale.  Concurrent with the implementation of the new organizational structure, 60 full time positions, representing approximately 6% of our global workforce, were eliminated as a result of expected improved operating efficiencies.  These reductions were substantially completed during the fourth quarter of 2010 and are expected to result in an operating expense reduction of approximately $1.0 million per quarter.  However, investments to support new growth opportunities are expected to offset these expense reductions.  In 2010, we incurred a pre-tax charge of $4.4 million for severance and other costs related to this program, which included $0.5 million of stock-based compensation expense.

Key factors that we expect will affect our results in the near term are general economic conditions in the markets we serve, seasonality in demand, the relative competitive position our products have within the wireless operators’ sales channels in any given period, the availability of components from key suppliers, timing of deployment of mobile broadband networks by wireless operators, wireless technology transitions, the rate of adoption by end-users, the timely launch and ramp up of sales of our new products currently under development, the level of success our OEM customers achieve with sales of embedded solutions to end users and our ability to secure future design wins with both existing and new OEM customers. We expect that product and price competition from other wireless communications device manufacturers will continue to be intense.  As a result of these factors, we may experience volatility in our results on a quarter to quarter basis.

We expect Q1 2011 revenue to decline by approximately $25.0 million compared to Q4 2010 as a result of lower AirCard sales due to product transitions with some operator customers, lower embedded module sales to a single large consumer M2M customer and normal seasonal fluctuations.

M2M Business

Our M2M business includes our AirPrime Wireless Embedded Modules (excluding sales to PC OEMs), AirLink Intelligent Gateways and Routers and AirVantage™ M2M Cloud Platform.  Our M2M revenue was $332.4 million in 2010, compared to $216.5 million in 2009, an increase of $115.9 million or 54%.

We believe that the market for our M2M products continues to offer profitable growth opportunities.  The M2M market is competitive and our future success will depend in part on our ability to continue to develop differentiated products and services that meet our customers’ evolving technology, design, schedule and price requirements.

AirPrime™ Wireless Embedded Modules (excludes PC OEM embedded modules)

With the acquisition of Wavecom, we have significantly expanded our global position in wireless embedded solutions for M2M.  Our expanded line-up of AirPrime Wireless Embedded Modules is used by a wide range of OEMs to wirelessly enable their products and solutions.  Our M2M OEM customers cover a broad range of industries including consumer electronics, networking equipment, automotive, energy, security, sales and payment, industrial control and monitoring, fleet management, field service and healthcare.

Our growth in the embedded M2M market has been strong due primarily to our acquisition of Wavecom and the expansion of sales of our M2M products into additional segments and regions.  We believe that there are long-term growth and profitability prospects in the embedded M2M market and we plan to continue to invest to expand our leadership position.

In 2010, sales of our M2M embedded module products increased 62% to $274.5 million, compared to $169.2 million in 2009, primarily as a result of strong contribution from sales to consumer, sales and payment, networking, energy and automotive OEM customers.  Sales of M2M embedded modules for consumer e-book reader applications were approximately 24% of M2M embedded module product sales in 2010.

During 2010, we introduced several new products, including a suite of new AirPrime MC Series embedded modules designed for LTE networks, enabling manufacturers to take advantage of the latest generation of high-speed mobile networks, which deliver up to 100 megabits per second (“Mbps”) download speeds and 50 Mbps upload speeds.  We secured design wins for our new LTE modules and shipped small sample volumes in 2010.  The AirPrime MC7750 module supports LTE, EV-DO and HSPA+ networks, while the AirPrime MC7700 and MC7710 modules support LTE and HSPA+ in different frequency bands.

In 2010, we also introduced the industry’s first suite of embedded wireless modules designed specifically for automotive manufacturers — setting a new standard for “automotive-grade” wireless modules.  The new Sierra Wireless AirPrime™ AR Series intelligent embedded modules are based on more than a decade of experience in meeting the needs of automotive customers. They are the first wireless modules designed and developed from the ground up to achieve the highest level of compliance with automotive specifications, providing an unmatched level of quality and performance under harsh operating conditions. We have multiple design wins for the AirPrime AR Series with leading automotive manufacturers.  We expect commercial shipments of these modules to begin in mid-2011.

We launched and began shipping our new AirPrime SL Series intelligent embedded modules. Designed to suit the needs of manufacturers of small host devices in high-volume production, such as e-book readers, personal navigation devices and gaming devices, the Sierra Wireless AirPrime SL Series offers HSPA and EDGE connectivity in a compact, lightweight form factor.  Our AirPrime SL6087 EDGE wireless module won the GSM Association award for Best 2G Module.

During 2010, we began shipping our new AirPrime MC8801, designed for HSPA+ Dual Carrier networks with peak network downlink speeds of 42 Mbps.  To provide a more cost effective alternative for manufacturers that do not require the top speed, our new AirPrime MC8704 and AirPrime MC8705 intelligent embedded modules for HSPA+ networks are expected to be available in early 2011.

We also began shipping our new AirPrime XM0110 GPS Module, which provides easy-to-use and optimized GPS feature integration for wireless applications requiring location information.  PFK Electronics (Pty) Ltd. (“PFK”), a designer and manufacturer of automotive security products in South Africa, is integrating this product into a series of products for fleet management, asset tracking and stolen vehicle recovery.

During 2010, several of our customers selected our Sierra Wireless AirPrime WMP100, which combines embedded processor capability and wireless connectivity in a single device, to integrate into their wireless solutions.  EDMI Limited (“EDMI”), based in Singapore, integrated our AirPrime WMP100 intelligent embedded module into its electronic energy meter to enable EDMI customers to control power consumption and read meters in real time.  Together, PFK and inthinc, inc., a company focused on developing solutions to positively impact driver behavior, are also using our AirPrime WMP100 to enhance road safety by ensuring their devices can reliably connect to central systems in real time.  And, A.P. Systems, an Italian supplier of information and communication technology to utilities and public administrations, selected our AirPrime WMP100 and Open AT application framework to provide wireless connectivity in its smart wireless multi-metering solution.

Our Sierra Wireless AirPrime Q series is designed for rapid mounting due to its industrial grade board-to-board connector, and brings scalability, allowing a single product design that can communicate on any cellular protocol, anywhere in the world. TomTom Automotive (“TomTom”) selected the Sierra Wireless AirPrime Intelligent Embedded Modules to provide cellular connectivity to TomTom’s integrated navigation systems for Renault and Mazda.  Aisino Corporation also selected the Sierra Wireless AirPrime Q2686 for integration into its network billing machine deployments in China.  RS TechMedic BV, a medical technology provider in the Netherlands, is using the Sierra Wireless AirPrime Q2687 EDGE wireless module in its multi-purpose remote patient monitoring device used by health care professionals.  We also launched our new Sierra Wireless AirPrime Q2668 intelligent embedded module with China Mobile for use on its TD-SCDMA network.

Additionally, we collaborated with HARMAN, a leading global audio and infotainment group, to lead the automotive industry in innovations to bring 4G LTE broadband connectivity to automotive customers.

AirLink™ Intelligent Gateways and Routers

Our AirLink Intelligent Gateways and Routers are sold to public safety, transportation, field service, energy, industrial and financial organizations, and are among our highest gross margin products.  We continue to believe that there are profitable growth prospects for our AirLink intelligent solutions and we intend to capture these opportunities through segment, product line and geographical expansion.

In 2010, revenue from AirLink Intelligent Gateways and Routers increased 19% to $48.6 million from $41.0 million in 2009 primarily due to growth in North America and expansion in Europe and Asia.

In the fourth quarter of 2010, the San Jose Police Department selected the Feeney Wireless solution that integrates the Sierra Wireless AirLink 3G gateway and allows officers to submit citations and gain immediate access to critical law enforcement data directly from their vehicles.  Together with Accel Networks, we also announced a joint marketing agreement to deliver secure, reliable wireless solutions for customers deploying retail transaction and networking applications.

In the third quarter of 2010, Itron selected the Sierra Wireless AirLink™ Raven X and Raven XE Intelligent M2M Gateways to provide the primary cellular connection in its new CCU 100, a key component of its ChoiceConnect fixed network platform. Through a joint marketing agreement, the two companies have also agreed to leverage their combined marketing and sales resources to co-market the solution to utility customers.  During the third quarter of 2010, we also collaborated with Pulse Energy, a provider of building energy management solutions, to deliver cellular deployments that enable customers to more efficiently monitor and manage energy usage.  During the third quarter, we began shipping our Raven XE platforms with quad-band HSPA support.

During the second quarter of 2010, together with NetMotion Wireless, a provider of secure mobile productivity and management software, we announced a joint marketing agreement to deliver combined mobile data solutions for emergency first responders and utility workers.  Our AirLink in-vehicle GPS gateways and routers now support Garmin’s Fleet Management Interface, which simplifies the integration of AirLink gateways with Garmin’s personal navigation devices used in conjunction with dispatch or automatic vehicle location systems.  During the second quarter of 2010, we began shipping our Sierra Wireless AirLink MP895.

During the first quarter of 2010, together with Prumaro d.o.o. and local integrator Telos d.o.o., we announced the deployment of Prumaro’s GEM interactive digital signage application, powered by our AirLink Pinpoint X mobile communications gateway in public buses and kiosks throughout Slovenia’s capital of Ljubljana.

AirVantage™ M2M Cloud Platform

Our AirVantage M2M cloud platform provides solutions and services that enable application providers, OEMs and telecom operators to accelerate the deployment of complete M2M solutions for managing remote equipment and assets.  These solutions are based on tools that facilitate the development and delivery of applications that are hosted on our AirVantage services platform.  Our services platform is scalable, secure and compatible with a broad range of available wireless equipment.

During the fourth quarter of 2010, TELUS selected the Sierra Wireless AirVantage M2M cloud platform to provide service management for connected devices.  Under a multi-year strategic agreement, TELUS will integrate the Sierra Wireless AirVantage M2M cloud platform into its network operations to provide M2M customers with online access to a comprehensive suite of M2M service creation, delivery and management capabilities, making it simpler and faster to bring M2M services to market and opening new service opportunities.

During the third quarter of 2010, NURI Telecom, a South Korean company specializing in next generation automatic meter reading solutions, selected our AirPrime Q2686 intelligent embedded module to integrate into its advanced meter reading solution and will also use our AirVantage Management Services for AirPrime to remotely monitor, manage and upgrade application software and firmware on the devices once they are in the field.

During the second quarter of 2010, we added important new features to the platform, achieved key customer deployment milestones and secured new solution design wins in the energy management and outdoor advertising segments.

During the first quarter of 2010, we signed a services contract with IBM to host a new services platform dedicated to our software as a service M2M offering.  The new hosting facility is expected to support a growing number of North American customers, including Orbcomm Inc., which is live on the platform.  We announced a new Consumer Device Management application for the Sierra Wireless AirVantage M2M Cloud Platform that offers wireless network operators and M2M solution providers a simple, cost effective way to deploy and manage mass market consumer devices.  In addition, together with the French wireless network operator Bouygues Telecom, we introduced a new bundled offer for wireless M2M communication that targets industrial, sales and payment, and security solutions.  The bundle gives access to Bouygues Telecom’s prepaid pan-European data airtime on the new Sierra Wireless AirLink™ GL6100 GSM/GPRS modem with Embedded SIM and includes a one year subscription to Sierra Wireless’ AirVantage™ Management Services for remote diagnosis and software upgrades.

Mobile Computing Business

Our mobile computing business includes our AirCard® Mobile Broadband Devices and AirPrime wireless embedded modules for PC OEM customers.  Our mobile computing revenue increased 3% to $317.9 million in 2010, compared to $309.9 million in 2009.  This increase was due to higher sales of embedded modules to PC OEMs, partially offset by lower AirCard sales in the first half of 2010.

AirCard® Mobile Broadband Devices

Our AirCard mobile broadband device family includes our AirCard branded PC cards, USB modems and mobile Wi-Fi hotspots.  Our AirCards, sold to wireless operators around the world, provide a simple way to connect notebooks, netbooks and other electronic devices to the Internet, over 3G and 4G mobile broadband networks.

In 2010, sales of our AirCard products decreased by 1% to $291.5 million, compared to $295.0 million in 2009, primarily due to lower volumes in the first quarter of 2010, but largely offset by strong sales of recently launched products and the addition of new customers for these products in mid-2010.

We believe that the market for our AirCard products continues to offer profitable opportunities.  Competition in this market continues to be intense and our future success will depend in part on our ability to continue to develop differentiated products that meet our customers’ evolving technology, design, schedule and price requirements.

During the fourth quarter of 2010, we continued to have strong positions with AT&T and Telstra for shipments of our HSPA AirCards, as well as with Sprint and Clear for shipments of our 3G/4G Mobile Hotspot and 3G/4G USB modems.  During the fourth quarter of 2010, we launched and commenced commercial shipments of the AT&T USBConnect Shockwave (our AirCard USB 308), the first device for AT&T’s HSPA+ network.

During the third quarter of 2010, we announced new AirCard USB modems and mobile hotspots supporting the latest LTE network technologies and data rates.  These new devices are expected to be introduced in the first half of 2011.  Our AirCard 312U, also called the Telstra Ultimate USB modem, became commercially available in Australia during this quarter.  The AirCard 312U, operating on Dual Carrier HSPA+ networks, was the world’s first HSPA+ modem that supported download speeds of up to 42 Mbps, doubling the downlink speeds of current HSPA+ networks.

During the second quarter of 2010, we began commercial shipments of the Sprint 3G/4G USB 250U mobile broadband modem from Sierra Wireless, also known as the AirCard 250U, with download speeds up to 10 times faster than 3G in any of the Sprint 4G markets.  We also began commercial shipments to Clear of our AirCard 250U, called the Series S 4G+ modem.  Time Warner Cable announced that IntelliGo, also known as the Sierra Wireless AirCard W801 3G/4G Mobile Hotspot, is available on the Time Warner Cable 4G network with Road Runner Mobile.  In addition, AT&T announced the availability of our Sierra Wireless AirCard 890, an HSPA device with a 2-in-1 form factor that supports both PC card and ExpressCard slots.

During the first quarter of 2010, we began shipping the Sierra Wireless AirCard W801 Mobile Hotspot, the world’s first wireless mobile hotspot that combines 3G (EV-DO Rev A) with 4G (WiMax) and WiFi technologies. Also known as the Overdrive™ 3G/4G Mobile Hotspot launched by Sprint, this product turns a single Internet connection into a wireless LAN that can be shared by multiple users.  DNA Ltd., a Finnish telecommunications company, began offering its customers even faster connections with our modem devices, the first time Sierra Wireless USB modems have been commercially available in Finland.  Also in the first quarter of 2010, we announced that the Sierra Wireless AirCard product line will provide a Windows 7 Device Stage experience across multiple devices. We are the first mobile broadband modem supplier to deploy a Device Stage experience, which provides customers with more convenient, intuitive access to their device and account information.

AirPrime™ Wireless Embedded Modules for PC OEMs

In 2010, revenue from sales of our AirPrime Wireless Embedded Modules to PC OEM customers increased 91% to $23.4 million from $12.2 million in 2009.

In 2010, we made good progress in re-energizing our position in the market and have secured six new design wins with Tier 1 and Tier 2 PC OEMs for platforms scheduled to launch in 2011.  During 2010, Fujitsu selected us to provide 3G mobile broadband for several new models in Fujitsu’s LIFEBOOK series notebooks.  Panasonic Computer Solutions Company, manufacturer of the durable, reliable Panasonic Toughbook® mobile computers, announced that it would deploy our Gobi2000™ module across its Toughbook line of rugged mobile computers.  We have new design wins with three Tier 1 PC OEM customers that we expect will launch mobile computing platforms with our embedded modules commencing in mid 2011.

We believe that these new design wins will enable us to continue to grow our revenue from PC OEM customers in subsequent quarters.  Our ability to secure additional design wins in the PC OEM market will depend on being successful in developing products and offering services that meet our customers’ technology, design, schedule and price requirements.

Selected Annual Information

Years ended December 31,	2010	2009	2008

Revenue	$650,341	$526,384	$567,308
Net earnings (loss)	(14,541)	(39,899)	62,583
Basic earnings (loss) per share	(0.47)	(1.29)	2.00
Diluted earnings (loss) per share	(0.47)	(1.29)	2.00
Total assets	469,568	484,519	462,386
Total long term liabilities	24,987	36,105	15,105

See discussion under “Results of Operations” for factors that have caused period to period variations.

Results of Operations

The following table sets forth our operating results for the three years ended December 31, 2010, expressed as a percentage of revenue:

Years ended December 31,	2010	2009	2008

Revenue	100.0%	100.0%	100.0%
Cost of goods sold	70.7	66.3	71.9
Gross margin	29.3	33.7	28.1
Expenses Sales and marketing	7.9	10.4	6.0
Research and development	13.5	15.2	9.6
Administration	5.6	7.0	3.8
Acquisition costs	—	1.5	—
Restructuring costs	1.2	3.9	—
Integration costs	0.8	0.7	—
Amortization	1.9	2.2	0.8
	30.9	40.9	20.2
Earnings (loss) from operations	(1.6)	(7.2)	7.9

Foreign exchange gain (loss)	(1.1)	0.2	1.0
Other income (expense)	—	(0.8)	3.6
Earnings (loss) before income taxes	(2.7)	(7.8)	12.5

Income tax expense (recovery)	(0.4)	—	1.5
Net earnings (loss) before non-controlling interest	(2.3)	(7.8)	11.0
Less: Non-controlling interest	(0.1)	(0.2)	—
Net earnings (loss)	(2.2)%	(7.6)%	11.0%

Our revenue by product, by distribution channel and by geographical region is as follows:

Years ended December 31,	2010	2009	2008

Revenue by business line
M2M	51%	41%	16%
Mobile computing	49	59	84
	100%	100%	100%

Revenue by product
AirCard Mobile Broadband Devices	45%	56%	73%
AirPrime Wireless Embedded Modules	46	34	21
AirLink Intelligent Gateways and Routers	7	8	5
AirVantage Solutions and Other	2	2	1
	100%	100%	100%

Revenue by geographical region
Americas	46%	59%	70%
Europe, Middle East and Africa (“EMEA”)	14	17	9
Asia-Pacific	40	24	21
	100%	100%	100%

Non-GAAP Financial Measures

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of income, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.  We refer to gross margin, earnings (loss) from operations, net earnings (loss) and diluted earnings (loss) per share adjusted for specific items that affect comparability as non-GAAP gross margin, non-GAAP earnings (loss) from operations, non-GAAP net earnings (loss) and non-GAAP diluted earnings (loss) per share, respectively.  We disclose non-GAAP amounts as we believe that these measures provide better information on actual operating results and assist in comparisons from one period to another.

Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of the non-GAAP financial measures for the years ended December 31, 2010 and 2009 to our U.S. GAAP results:

(in millions of U.S. dollars)	2010	2009

Revenue — GAAP and Non-GAAP	$650.3	$526.4

Gross margin — GAAP	$190.4	$177.3
Stock-based compensation	0.5	0.5
Gross margin — Non-GAAP	$190.9	$177.8

Loss from operations — GAAP	$(10.4)	$(37.7)
Stock-based compensation	7.0	8.1
Transaction costs	—	7.8
Restructuring and other costs	7.1	20.0
Integration costs	5.1	3.8
Acquisition related amortization	13.6	11.8
Earnings from operations — Non-GAAP	$22.4	$13.8

Net loss — GAAP	$(14.5)	$(39.9)
Stock-based compensation, transaction, restructuring, integration and acquisition amortization costs, net of tax	31.1	50.3
Unrealized foreign exchange loss (gain)	7.0	(1.3)
Interest expense	—	4.4
Non-controlling interest	(0.2)	(0.9)
Tax impact related to net change in tax assets and adjustment for actual taxes filed	(3.4)	0.5
Net earnings — Non-GAAP	$20.0	$13.1

Loss per share — GAAP	$(0.47)	$(1.29)
Diluted earnings per share — Non-GAAP	$0.64	$0.42

Results of Operations — Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenue

Revenue increased to $650.3 million for the year ended December 31, 2010, compared to $526.4 million in the same period of 2009, an increase of 24%.  The increase in revenue was primarily a result of an increase in sales of our M2M products.  Our sales of M2M products increased primarily due to strong sales of our embedded modules to consumer, payment and automotive OEM customers and the inclusion of Wavecom products for the full twelve months of 2010, compared to only ten months in 2009 (the period since the date of acquisition on February 27, 2009).

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 46%, 14% and 40%, respectively, of our total revenue in 2010, compared to 59%, 17% and 24%, respectively, of our total revenue in 2009.  Our business in North America decreased by 3% compared to 2009 due primarily to a decrease in sales of our AirCards, partially offset by an increase in sales of our AirPrime and AirLink products.  Our business in EMEA increased by 2% compared to 2009 due primarily to the increase in revenue from the Wavecom acquisition, partially offset by a decrease in sales of our AirCards and sales of embedded modules to PC OEM customers.  Our business in the Asia-Pacific region increased 103% compared to 2009 due primarily to the increase in revenue from the Wavecom acquisition, as well as an increase in sales of our AirCards and sales of embedded modules to PC OEM customers.

In 2010, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 26% of our revenue.  In 2009, these same two customers each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 40% of our revenue.

We expect Q1 2011 revenue to decline by approximately $25.0 million compared to Q4 2010 as a result of lower AirCard sales due to product transitions with some operator customers, lower embedded module sales to a single large consumer M2M customer and normal seasonal fluctuations.

Gross margin

Gross margin amounted to $190.4 million for the year ended December 31, 2010, or 29.3% of revenue, compared to $177.3 million, or 33.7% of revenue, in the same period of 2009.  The decrease in gross margin percentage resulted primarily from our newer AirCard products that have a lower gross margin in the early stages of their product cycle, lower selling prices for some of our products and a greater mix of lower margin consumer OEM embedded module sales.  Gross margin included $0.5 million of stock-based compensation expense in each of 2010 and 2009.

During the first quarter of 2011, we expect that our gross margin percentage will remain stable or increase slightly.  Our gross margin percentage may fluctuate from quarter to quarter depending on product mix, competitive selling prices and our ability to reduce product costs.

Sales and marketing

Sales and marketing expenses were $51.6 million for the year ended December 31, 2010, compared to $54.8 million in the same period of 2009, a decrease of 6%.  The decrease in sales and marketing costs is due primarily to cost reductions related to the integration of Sierra Wireless and Wavecom.  Sales and marketing expenses included $1.4 million of stock-based compensation expense in 2010, compared to $1.6 million in 2009.  Sales and marketing expenses as a percentage of revenue decreased to 7.9 % in the year ended December 31, 2010, compared to 10.4% in the same period of 2009, primarily due to the increase in revenue.

Research and development

Research and development expenses amounted to $88.0 million for the year ended December 31, 2010, compared to $80.1 million in the same period of 2009, an increase of 9.9%.  The increase is due primarily to the inclusion of costs from the Wavecom acquisition for a full year, as well as increased investment in new product development, partially offset by cost reductions related to the integration of Sierra Wireless and Wavecom.

During 2009, we finalized our obligations with respect to our conditionally repayable research and development funding agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”).  Under the terms of the original agreement, royalty repayments, based on a percentage of annual sales in excess of certain minimum amounts, would be calculated over the period from April 2003 to December 2011.  If royalty repayments were less than Cdn $16.5 million by December 2011, repayments would have continued subsequent to December 2011 until the earlier of when this amount was reached or December 2014.  In March 2009, we signed an amended agreement under which we will pay a total of Cdn $2.5 million, with payments due on March 1 for each of the next five years beginning March 1, 2009, in full and final satisfaction of all amounts owing, or to be owed, to TPC under this agreement.  We had previously accrued payments under the original agreement and as a result of the amended agreement we have reversed accruals recorded in research and development expense totaling $0.8 million during 2009.

Included in research and development expenses was $1.3 million of stock-based compensation expense in 2010, compared to $1.4 million in 2009.

Research and development expenses, excluding government research and development funding repayments, reversal of accruals and French research and development tax credits, were $90.2 million, or 13.9% of revenue for the year ended December 31, 2010, compared to $82.1 million, or 15.6% of revenue in the same period of 2009.

Administration

Administration expenses amounted to $36.4 million, or 5.6% of revenue, for the year ended December 31, 2010, compared to $36.6 million, or 7.0% of revenue, in the same period of 2009.  Administration costs decreased primarily due to cost reductions related to the integration of Wavecom but offset by the inclusion of staff and costs from the Wavecom acquisition for a full year in 2010, compared to only ten months in 2009.  Included in administration expenses was $3.2 million of stock-based compensation expense in 2010, compared to $3.6 million in 2009.

Acquisition costs

Acquisition costs were nil for the year ended December 31, 2010, compared to $7.8 million in the same period of 2009.  The acquisition costs in 2009 were related to the acquisition of Wavecom.

Restructuring costs

For the year ended December 31, 2010, restructuring costs were $7.6 million, compared to $20.6 million in the same period of 2009.

On September 23, 2010, we implemented a new organizational structure designed to sharpen our focus on distinct market opportunities and accelerate profitable growth.  The new organizational structure establishes three business units — M2M Embedded Solutions, Mobile Computing, and Solutions & Services.  Concurrent with the implementation of the new business unit structure, 60 full time positions were eliminated as a result of expected improved operating efficiencies.  These reductions were substantially completed during the fourth quarter of 2010.  For the year ended December 31, 2010, we incurred a pre-tax charge of approximately $4.4 million for severance and other costs related to this new organizational structure, which included $0.5 million of stock-based compensation expense.

In the second quarter of 2009, as part of the Wavecom cost reduction initiatives announced prior to our acquisition of Wavecom, the staff reduction program in France was implemented.  A total of 77 positions were impacted, and all of these positions were phased out by September 30, 2010.  On May 15, 2009, we commenced further cost reduction initiatives related to the integration of Wavecom and Sierra Wireless that included combining the R&D and product operations.  As a result, the Wavecom location in Research Triangle Park, North Carolina, was closed during the fourth quarter of 2009.  During the second quarter of 2010 we included an additional provision for costs of the leased North Carolina location, costs related to subleasing a portion of the Issy-les-Moulineaux location, as well as costs of additional employees in Europe who were terminated.  For the year ended December 31, 2010 restructuring costs related to this program were $3.2 million, including $0.1 million of stock-based compensation, compared to $19.0 million, including $0.4 million of stock-based compensation expense in the same period of 2009.

In 2009, prior to the acquisition of Wavecom, we also completed an expense reduction program that included the reduction of 56 positions.  As a result, restructuring costs related to this program, comprised primarily of severance costs and stock-based compensation expense, amounted to $1.6 million and included $0.5 million of stock-based compensation expense in 2009.

Integration costs

In 2010, integration costs related to the acquisition of Wavecom were $5.1 million, compared to $3.9 million in 2009.  Integration costs included the cost of consultants, employees retained for integration activities and related travel expenses.

Foreign exchange gain (loss)

Our foreign exchange loss was $7.0 million in the year ended December 31, 2010, compared to a foreign exchange gain of $1.3 million in 2009. Our foreign exchange loss for 2010 includes a net foreign exchange loss of $4.7 million on an intercompany balance that the parent company has with its self-sustaining foreign operations that arose as a result of the Wavecom acquisition.  Our foreign exchange gain for 2009 includes a net foreign exchange gain of $19.5 million on an intercompany balance that the parent company has with its self-sustaining foreign operations that arose as a result of the Wavecom acquisition, partially offset by a realized foreign exchange loss of $15.7 million on Euros that had been held for the Wavecom transaction.

Other expense

Other expense, which includes interest expense and interest income, was $0.2 million in the year ended December 31, 2010, compared to other expense of $4.4 million in the same period of 2009.  Other expense in 2009 included $4.1 million of financing costs and $0.9 million of interest expense, of which $0.7 million related to the credit facilities that were set up in connection with the Wavecom acquisition.  Interest income decreased to $0.2 million in 2010, from $0.6 million in 2009 due to a decrease in our cash and short-term investment balances that were used to fund the Wavecom acquisition, as well as a decline in interest rates.

Income tax expense

Income tax recovery was $2.8 million for the year ended December 31, 2010, compared to $0.3 million in the same period of 2009 due primarily to changes in tax assets as well as a tax provision adjustment relating to actual taxes filed.

Non-controlling interest

The non-controlling interest in the year ended December 31, 2010 was $0.3 million, compared to $1.3 million in the same period of 2009.  The non-controlling interest represents the non-controlling interest in Wavecom’s loss that results from the shares held by Wavecom employees under their long-term incentive plan.  The shares have vested, but are subject to a hold period for tax purposes.  We have entered into a put/call agreement with these employees to purchase back the shares at €8.50 per share upon expiry of the tax hold period.  Until that time, the shares are considered the non-controlling interest.  During 2010, the tax hold period expired for 152,672 shares, and we purchased those shares for $1.6 million.

Net earnings (loss)

Our net loss amounted to $14.5 million, or loss per share of $0.47, for the year ended December 31, 2010, compared to a net loss of $39.9 million, or loss per share of $1.29, in the same period of 2009.  Included in our net loss was $7.0 million of stock-based compensation expense in 2010, compared to $8.1 million in the same period of 2009.

The weighted average diluted number of shares outstanding increased to 31.1 million for the year ended December 31, 2010, compared to 31.0 million in 2009.  The number of shares outstanding at December 31, 2010 was 31.2 million, compared to 31.0 million at December 31, 2009.

Results of Operations — Three Months Ended December 31, 2010 Compared to Three Months Ended December 31, 2009

Revenue

Revenue amounted to $167.2 million for the three months ended December 31, 2010, compared to $144.0 million in the same period of 2009.  The increase in revenue was driven by broad based increases in sales in all of our major product categories and regions.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 45%, 15% and 40%, respectively, of our total revenue in the fourth quarter of 2010, compared to 52%, 15% and 33%, respectively, in the same period of 2009.  Our business in North America increased by 1% compared to the fourth quarter of 2009 due primarily to an increase in sales of our M2M products, partially offset by a decrease in our AirCard and embedded module products.  Our business in EMEA increased by 14% compared to the fourth quarter of 2009 due primarily to the increase in revenue from our embedded module products, partially offset by a decrease in sales of our AirCard products.  Our business in the Asia-Pacific region increased 40% compared to the fourth quarter of 2009 due primarily to an increase in sales of our AirCard and sales of embedded module products to PC OEM customers.

In the fourth quarter of 2010, Sprint and Brightstar Logistics Pty. Ltd. each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 25% of our revenue.  In the fourth quarter of 2009, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 28% of our revenue.

Gross margin

Gross margin amounted to $48.9 million for the three months ended December 31, 2010, or 29.2% of revenue, compared to $48.7 million, or 33.9% of revenue, in the same period of 2009.  The decrease in gross margin percentage resulted primarily from our newer AirCard products that have a lower gross margin in the early stages of their product cycle and a greater sales mix of lower margin consumer OEM embedded module sales.  Gross margin included $0.1 million of stock-based compensation expense in each of the fourth quarters of 2010 and 2009.

Operating expenses

Operating expenses were $49.0 million in the fourth quarter of 2010, compared to $49.8 million in the same period of 2009.  This decrease is due primarily to a reduction in restructuring and integration costs associated with the Wavecom acquisition, as well as cost reductions related to the integration of Sierra Wireless and Wavecom.  This decrease was partially offset by research and development investments being made to develop new products and an increase in amortization expense.  Operating expenses for the fourth quarter of 2009 included the reversal of purchase price amortization of $3.7 million, resulting from the adjustment of our estimate of the purchase price allocation to the actual allocation based on the third party valuation.  Operating expenses included $1.3 million of stock-based compensation expense in the fourth quarter of 2010, compared to $1.5 million in the same period of 2009.

Net earnings (loss)

Net earnings were $0.8 million, or diluted earnings per share of $0.03 in the fourth quarter of 2010, compared to a net loss of $2.7 million, or loss per share of $0.09 in 2009.  Our net earnings in the fourth quarter of 2010 included an unrealized foreign exchange loss of $0.1 million on intercompany balances that the parent company has with its self-sustaining foreign operations, compared to an unrealized foreign exchange gain of $0.8 million in the same period of 2009.  Our net loss for the fourth quarter of 2009 also included a reduction in our valuation allowance of $0.5 million that reduced our income tax expense.  Included in our net earnings (loss) was $1.4 million of stock-based compensation expense in the fourth quarter of 2010, compared to $1.7 million in the same period of 2009.

Results of Operations — Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue

Revenue amounted to $526.4 million for the year ended December 31, 2009, compared to $567.3 million in the same period of 2008, a decrease of 7%.  The decrease in revenue was primarily a result of a decrease in sales of our AirCards and sales of embedded modules to PC OEM customers, partially offset by an increase in revenue from the Wavecom acquisition.  Our revenue for the year ended December 31, 2009 included Wavecom revenue of $119.6 million for the period from February 27, 2009 until December 31, 2009.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 59%, 17% and 24%, respectively, of our total revenue in 2009, compared to 70%, 9% and 21%, respectively, of our total revenue in 2008.  Our business in North America decreased by 21% compared to 2008 due primarily to a decrease in sales of our AirCards and embedded modules.  Our business in EMEA increased by 72% compared to 2008 due primarily to the increase in revenue from the Wavecom acquisition, partially offset by a decrease in sales of our AirCards and embedded modules.  Our business in the Asia-Pacific region increased 6% compared to 2008 due primarily to the increase in revenue from the Wavecom acquisition, partially offset by a decrease in sales of embedded modules to PC OEM customers and AirCards.

In 2009, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 40% of our revenue.  In 2008, these same two customers each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 53% of our revenue.

Gross margin

Gross margin amounted to $177.3 million for the year ended December 31, 2009, or 33.7% of revenue, compared to $159.7 million, or 28.1% of revenue, in the same period of 2008.  The increase in gross margin percentage resulted primarily from product cost reductions, early synergies from the Wavecom acquisition, as well as the addition of higher margin products from the Wavecom acquisition.  Gross margin included $0.6 million of stock-based compensation expense in 2009, compared to $0.5 million in 2008.

Sales and marketing

Sales and marketing expenses were $54.8 million for the year ended December 31, 2009, compared to $34.3 million in the same period of 2008, an increase of 60%.  The increase in sales and marketing costs was due primarily to the addition of staff and costs from the Wavecom acquisition, partially offset by a reduction in expenses due to an increased focus on cost management, including the impact of restructuring programs.  Sales and marketing expenses included $1.6 million of stock-based compensation expense in 2009, compared to $1.5 million in 2008.  Sales and marketing expenses as a percentage of revenue increased to 10.4% in the year ended December 31, 2009, compared to 6.0% in the same period of 2008, primarily due to the addition of costs from the Wavecom acquisition as well as the decrease in revenue.

Research and development

Research and development expenses amounted to $80.1 million for the year ended December 31, 2009, compared to $54.7 million in the same period of 2008, an increase of 46%.  The increase was due primarily to the addition of staff and costs from the Wavecom acquisition, partially offset by a reduction in accruals for government research and development funding repayments.

During 2009, we finalized our obligations with respect to our conditionally repayable research and development funding agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”).  Under the terms of the original agreement, royalty repayments, based on a percentage of annual sales in excess of certain minimum amounts, would be calculated over the period from April 2003 to December 2011.  If royalty repayments were less than Cdn $16.5 million by December 2011, repayments would have continued subsequent to December 2011 until the earlier of when this amount was reached or December 2014.  In March 2009, we signed an amended agreement under which we will pay a total of Cdn $2.5 million, with payments due on March 1 for each of the next five years beginning March 1, 2009, in full and final satisfaction of all amounts owing, or to be owed, to TPC under this agreement.  We had previously accrued payments under the original agreement and as a result of the amended agreement we have reversed accruals recorded in research and development expense totaling $0.8 million during 2009.

Included in research and development expenses was $1.4 million of stock-based compensation expense in 2009, compared to $1.2 million in 2008.

Research and development expenses, excluding government research and development funding repayments and reversal of accruals, were $82.1 million, or 15.6% of revenue for the year ended December 31, 2009, compared to $48.9 million, or 8.6% of revenue in the same period of 2008.

Administration

Administration expenses amounted to $36.6 million, or 7.0% of revenue, for the year ended December 31, 2009, compared to $21.3 million, or 3.8% of revenue, in the same period of 2008.  The increase in administration costs was primarily due to the addition of staff and costs from the Wavecom acquisition as well as increased legal fees associated with certain intellectual property matters.  Included in administration expenses was $3.6 million of stock-based compensation expense in 2009, compared to $3.1 million in 2008.

Acquisition costs

Acquisition costs were $7.8 million for the year ended December 31, 2009, compared to nil in the same period of 2008.  The acquisition costs in 2009 were related to the acquisition of Wavecom.

Restructuring costs

During the second quarter of 2009, as part of the Wavecom cost reduction initiatives announced prior to our acquisition of Wavecom, the staff reduction program in France was implemented.  A total of 77 positions were impacted and all of these positions were phased out by the third quarter of 2010.  On May 15, 2009, we commenced further cost reduction initiatives related to the integration of Wavecom and Sierra Wireless that included combining the R&D and product operations.  As a result, the Wavecom location in Research Triangle Park, North Carolina was closed during the fourth quarter of 2009. For the year ended December 31, 2009, restructuring costs related to the closure of the Research Triangle Park location and additional cost reduction initiatives were $19.0 million, which included $0.4 million of stock-based compensation expense.

In the first quarter of 2009, we completed an expense reduction program that included the elimination of 56 positions.  As a result, restructuring costs, comprised primarily of severance costs and stock-based compensation expense, amounted to $1.6 million and included $0.5 million of stock-based compensation expense.

For the year ended December 31, 2009, restructuring costs related to these two programs were $20.6 million, compared to nil in the same period of 2008.

Integration costs

In 2009, integration costs related to the acquisition of Wavecom were $3.9 million, compared to nil in 2008.  Integration costs included the cost of employees retained for integration activities, related travel expenses and consulting fees.

Foreign exchange gain (loss)

Our foreign exchange gain was $1.3 million in the year ended December 31, 2009, compared to a foreign exchange gain of $20.6 million in 2008. Our foreign exchange gain for 2009 included a net foreign exchange gain of $19.5 million on an intercompany balance that the parent company had with its self-sustaining foreign operations that arose as a result of the Wavecom acquisition, partially offset by a realized foreign exchange loss of $15.7 million on Euros that had been held for the Wavecom transaction.  Our foreign exchange gain for 2008 included an unrealized foreign exchange gain of $18.4 million on Euros held for the Wavecom transaction.

Other income (expense)

Other expense, which included interest expense and interest income, was $4.4 million in the year ended December 31, 2009, compared to other income of $5.6 million in the same period of 2008.  Other expense in 2009 included $4.1 million of financing costs and $0.9 million of interest expense, of which $0.7 million related to the credit facilities that were set up in connection with the Wavecom acquisition, compared to nil for 2008.  Interest income decreased to $0.6 million in 2009, from $5.6 million in 2008 due to a decrease in our cash and short-term investment balances that were used to fund the Wavecom acquisition, as well as a decline in interest rates.

Income tax expense

Income tax expense was $0.3 million for the year ended December 31, 2009, compared to $8.2 million in the same period of 2008 due primarily to a reduction in taxable income.

Non-controlling interest

The non-controlling interest in the year ended December 31, 2009 was $1.3 million, compared to nil in the same period of 2008.  The non-controlling interest represents the non-controlling interest in Wavecom’s loss that results from the shares held by Wavecom employees under their long-term incentive plan.  The shares have vested, but are subject to a hold period for tax purposes.  We have entered into a put/call agreement with these employees to purchase back the shares at €8.50 per share upon expiry of the tax hold period.  Until that time, the shares are considered the non-controlling interest.

Net earnings (loss)

Our net loss amounted to $39.9 million, or loss per share of $1.29, for the year ended December 31, 2009, compared to net earnings of $62.6 million, or diluted earnings per share of $2.00, in the same period of 2008.  Included in net earnings (loss) was $8.1 million of stock-based compensation expense in 2009, compared to $6.4 million in 2008.

The weighted average diluted number of shares outstanding decreased to 31.0 million for the year ended December 31, 2009, compared to 31.3 million in 2008 because some securities, such as stock options, that are dilutive are not included in the total when we are in a loss position.  In addition, under the Bid, we purchased and cancelled shares during the third quarter of 2008 which reduced the weighted average diluted number of shares outstanding.  The number of shares outstanding at December 31, 2009 and December 31, 2008 was 31.0 million.

International Financial Reporting Standards (“IFRS”)

In November 2008, the Securities and Exchange Commission (“SEC”) announced a proposed roadmap for comment regarding the potential use by U.S. registrants of financial statements prepared in accordance with IFRS.  IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board.  On February 24, 2010, the SEC issued a statement describing its position regarding global accounting standards.  Among other things, the SEC stated that it has directed its staff to execute a work plan, which will include consideration of IFRS as it exists today and after completion of various “convergence” projects currently underway between U.S. and international accounting standards setters.  By the end of 2011, assuming completion of certain projects and the SEC staff’s work plan, it is expected that the SEC will decide whether to incorporate IFRS into the U.S. financial reporting system.  We will continue to monitor the development of the potential implementation of IFRS.

Legal Proceedings

In December 2010, a patent holding company, Mayfair Wireless, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of parties, including us.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In October 2010, a patent holding company, Eon Corp. IP Holdings, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties including telecommunication carrier companies including Sprint Nextel Corporation.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2010, Americans for Fair Patent Use, LLC filed a lawsuit in the United States District Court for the Eastern District of Texas asserting false patent marking by a number of device manufacturers, including Sierra Wireless America, Inc., and telecommunication carrier companies, including Sprint Nextel Corporation and Cellco Partnership d/b/a Verizon Wireless. The litigation makes certain allegations that products sold by us and our competitors were falsely marked with a number of patents that had expired or that do not cover the marked products.  We are currently assessing our potential liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In May 2010, a patent holding company, Golden Bridge Technology Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of telecommunication carrier companies, including AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In February 2010, a patent holding organization, Commonwealth Scientific and Industrial Research Organisation, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a telecommunication carrier, Cellco Partnership d/b/a Verizon Wireless.  The litigation makes certain allegations concerning the wireless modems sold to the carrier by us.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In September 2009, a patent holding company, Xpoint Technologies Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of parties, including AT&T Mobility LLC.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, WIAV Networks, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including wireless device manufacturers, including us.  The Texas court has transferred the litigation to the United States District Court for the Northern District of California.  The California court has dismissed the litigation against a number of parties, including us.

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including Hewlett-Packard Co., Panasonic Corporation, General Dynamics Itronix Corporation and Fujitsu America and Fujitsu Japan. The litigation, which has been transferred to the United States District Court for the Southern District of California, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us, our competitors, and some of our customers with whom we have supply agreements.  We are assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, Celltrace, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. In the meantime, the carrier companies have provisionally withdrawn their indemnification demands against us.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In June 2009, a patent holding company, Saxon Innovations, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by wireless device manufacturers, including us.   The patents have been sold to a patent holding company, Norman IP Holdings LLC. Following the sale, Norman IP Holdings LLC has agreed to a confidential settlement of the litigation, and the settlement will not have a material adverse effect on our operating results.

In June 2009, a patent holding company, MSTG Inc., filed patent litigation lawsuits in the United States District Court for the Northern District of Illinois asserting patent infringement by a number of telecommunication carrier companies, including Sprint Spectrum, LP and AT&T Mobility LLC. The carriers have notified us that the lawsuits make certain allegations concerning the wireless data cards and modems sold to those carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In January 2009, a patent holding company, DNT LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of telecommunication carrier companies, including Sprint Spectrum, LP and Nextel, Verizon Wireless and T-Mobile USA, Inc.  The litigation made certain allegations concerning the wireless modems sold to the carriers by us and our competitors. Following a trial in December 2009, the Court received a jury verdict of patent non-infringement and invalidity. Subsequently, the parties reached a mutually agreeable settlement, the details of which are confidential.  DNT LLC filed an Unopposed Motion for Dismissal on December 29, 2010 in the Court of Appeal.

Since early December 2008, Wavecom and its subsidiary Wavecom, Inc. have been involved in litigation with a contracting counterparty, Temic Automotive of North America (Continental Group). In the first quarter of 2010, Temic Automotive of North America, Inc., d/b/a/ Continental and Continental AG, Wavecom, Inc., Wavecom, S.A., Sierra Wireless, Inc., Sierra Wireless Americas, Inc., and Sierra Wireless, S.A. reached a mutually agreeable settlement of the lawsuits filed early December 2008 in North Carolina Business Court and New York State Court.  The details of the settlement agreement are confidential.

On February 6, 2008, Wavecom filed a civil proceeding in the Supreme Court of the State of New York (USA) against Siemens AG and two of its U.S. subsidiaries. In August 2009, Sierra Wireless S.A., Wavecom, Inc., Siemens AG, Siemens Corporation, and Siemens Energy and Automation, Inc. reached a mutually agreeable settlement of the lawsuit filed in New York State Court and the case was dismissed in September 2010.  The details of the settlement agreement are confidential.

In September 2007, a patent holding company, NTP, Inc., filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a telecommunication carrier, AT&T Mobility LLC.  In December 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In November 2007, a patent holding company, Technology Patents LLC, filed a patent litigation lawsuit in the United States District Court for the Southern Division of the District of Maryland asserting patent infringement by companies in the cellular phone industry, including a telecommunication carrier, AT&T Mobility LLC. In August 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

We are engaged in certain other claims and legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, adequacy of warranty reserve, royalty obligations, lease provision, contingencies and stock-based compensation.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.  Senior management has discussed with our audit committee the development, selection and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•      We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless operators and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation, upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable. Government research and development arrangements are recognized as a reduction of the related expense when the criteria stipulated under the terms of the agreements have been met and when there is reasonable assurance the funding will be received.

•      We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.  We consider the following factors when determining whether collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, insured amounts, if any, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

•      We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown and/or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further writedown the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

•      We currently have intangible assets generated primarily from our acquisitions of Wavecom in February 2009, AirLink in May 2007 and AirPrime in August 2003.  Goodwill and intangible assets are assessed for impairment annually, or more often, if an event or circumstance indicates that an impairment loss may have been incurred.

We determined that we had one reporting unit as of December 31, 2010.  We assessed the realizability of goodwill during the fourth quarter of 2010 and determined that the fair value exceeded the carrying amount by a substantial margin.  Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value of the reporting unit with the carrying amount of the goodwill of the reporting unit was not required.  There was no impairment of goodwill during the years ended December 31, 2010 or 2009.

•      We recognize and measure each tax position related to income tax positions taken or expected to be taken in a tax return.  We have reviewed our tax positions to determine which should be recognized and measured according to the more likely than not threshold requirement.  The tax benefits recognized in the financial statements are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

If the realization of a tax position is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income (loss).

•      We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and management’s estimates.  If there is a change in the quality of our products, we will adjust our accrual accordingly.

•      Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities and other long-term liabilities.  When the agreements are finalized, the estimate will be revised accordingly.

•      If we are engaged in legal actions, we estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated.  We record our best estimate of a loss when the loss is considered probable.  As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

•      We recognize stock-based compensation expense for all stock-based compensation awards based on the fair value at grant date. We recognize stock-based compensation expense for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Liquidity and Capital Resources

Operating Activities

Cash used by operating activities was $4.4 million for the year ended December 31, 2010, compared to cash provided by operating activities of $47.0 million in the same period of 2009.  The use of cash in operating activities in 2010 primarily resulted from our net loss of $14.8 million adjusted for net non-cash items of $37.8 million as well as changes in other operating assets and liabilities of $27.4 million.

Investing Activities

Cash used by investing activities was $17.5 million in 2010, compared to cash provided by investing activities of $16.1 million in 2009.  Cash used by investing activities was primarily for fixed and intangible assets of $12.6 million and $4.0 million, respectively, for the year ended December 31, 2010, compared to $13.3 million and $6.5 million, respectively, in the same period of 2009.  Capital expenditures were primarily for production and tooling equipment, research and development equipment, computer equipment and software, while intangible assets were primarily for patents and software licenses.  In 2010, we also purchased Wavecom shares for $1.6 million, which reduced the non-controlling interest related to shares held by former Wavecom employees.

In 2009, cash provided by investing activities was due primarily to a reduction in restricted cash of $175.8 million, offset by cash used for the acquisition of OCEANEs of $104.8 million, the acquisition of Wavecom net assets of $146.7 million, which included cash acquired of $139.8 million, and the acquisition of the remaining non-controlling interest of $19.6 million.

In 2010, cash of $0.5 million was generated from the net proceeds on maturity of short-term investments, compared to a use of cash of $8.8 million to fund purchases of short-term investments, net of proceeds on maturity of short-term investments in 2009.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash used by financing activities was $1.5 million in the year ended December 31, 2010, compared to $9.6 million in the same period of 2009.  During 2010, we used cash of $2.6 million to repay long-term obligations, compared to $2.2 million in 2009.  In 2010, we also received proceeds of $1.1 million from the exercise of stock options, compared to nil in 2009.

During 2009, we received proceeds from the term loan of $102.7 million which was used to purchase the Wavecom OCEANEs and subsequently repaid the term loan with cash acquired from the acquisition of Wavecom.  In 2009, we also used cash of $4.0 million for financing costs related to the credit facilities that were set up to finance the Wavecom acquisition, $6.4 million to fund our restricted share unit program and $2.2 million to repay long term obligations.  During 2009, we received proceeds from the exercise of Wavecom options of $4.1 million.

As of December 31, 2010, we did not have any off-balance sheet finance or special purpose entities.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures, completion of the purchase of the non-controlling interest of Wavecom and other obligations discussed below.  We believe our cash, cash equivalents and short-term investments of $111.8 million and cash generated from operations will be sufficient to fund our expected working capital requirements for at least the next twelve months based on current business plans.  Our capital expenditures during the first quarter of 2011 are expected to be primarily for research and development equipment, tooling, leasehold improvements, software licenses and patents.  However, we cannot assure you that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of December 31, 2010:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in millions of U.S. dollars)

Operating lease obligations	$21.3	$6.8	$5.5	$4.2	$4.8
Capital lease obligations	0.6	0.3	0.3	—	—
Purchase obligations (1)	85.5	85.5	—	—	—
Other long-term liabilities (2)	24.7	—	13.9	10.8	—
Total	$132.1	$92.6	$19.7	$15.0	$4.8

Note

(1)   Purchase obligations represent obligations with certain contract manufacturers to buy a minimum amount of designated products between January 2011 and June 2011.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(2)   Other long-term liabilities include the long-term portions of accrued royalties and marketing development funds.

As of December 31, 2010, we had tax obligations for uncertain tax positions of $8.8 million.

Normal Course Issuer Bid

On May 21, 2008, we received regulatory approval to purchase up to 1,567,378 of our common shares by way of the Bid on the TSX and the Nasdaq, representing approximately 5% of the common shares outstanding as of May 21, 2008.  The Bid commenced on May 26, 2008 and terminated on May 25, 2009.  As of May 25, 2009, 407,700 common shares had been purchased at open market prices, for an aggregate purchase price of $5.0 million, and subsequently cancelled.  The amount paid to acquire the shares in excess of the average carrying value was charged to retained earnings in 2009.

Sources and Uses of Cash

The source of funds for our future capital expenditures and commitments includes cash and short-term investments, accounts receivable, borrowings and cash from operations, as follows:

•                  Net cash and short-term investments amounted to $111.8 million at December 31, 2010, compared to $134.4 million at December 31, 2009.

•                  Accounts receivable amounted to $117.4 million at December 31, 2010, compared to $86.5 million at December 31, 2009.

•                  We have a credit facility with two Canadian chartered banks as described below.  At December 31, 2010 and 2009, there were no borrowings under this credit facility.

Credit Facilities

At December 31, 2010, we have a credit agreement with The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce, that provides for a one-year revolving term credit facility (the “Revolving Facility”) expiring January 28, 2011 in an amount not to exceed $10.0 million.  The Revolving Facility is to be used for working capital requirements and is secured by a pledge against all of our assets.  At December 31, 2010, there were no borrowings under the Revolving Facility and we were in compliance with the covenants associated with the credit facility.

On January 27, 2011, we signed an amended and restated credit agreement, on similar terms, which extended our Revolving Facility to January 28, 2013.

During the first quarter of 2010, we obtained a letter of credit to ensure our performance to a third party customer in accordance with specified terms and conditions.  At December 31, 2010 we had $0.5 million (2009 — nil) outstanding under the letter of credit, which approximates its fair value.  The letter of credit expires in September 2011.

Outstanding Share Data

As of the date of this MD&A, there were stock options exercisable into 2,492,955 common shares and there were 932,124 restricted share units outstanding.

Market Risk Disclosure

We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar.  We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations.

The majority of our revenues are denominated in U.S. dollars while a significant amount of our research and development, marketing and administration costs are denominated in currencies other than the U.S. dollar; primarily the Canadian dollar and the Euro.  To the extent that exchange rates between the U.S. dollar and the Canadian dollar and Euro fluctuate, we will experience an impact on our earnings.

We monitor our exposure to foreign exchange movements and seek to reduce our exposure in certain circumstances by denominating sales and purchase contracts in U.S. dollars where practical to do so.  On occasion, we also use certain derivatives such as foreign currency forward and option contracts to reduce our foreign exchange risk. All derivatives that were outstanding at December 31, 2010 had maturity dates of less than 12 months.  We believe that the counterparty risk on the foreign currency financial instruments being used is acceptable because we deal with major banks and financial institutions.

Related Party Transactions

During the year ended December 31, 2010, there were no related party transactions.

Disclosure Controls

Our management is responsible for establishing and maintaining adequate disclosure controls and procedures for the Company.  Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized and reported within time periods specified in applicable securities regulations, and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2010.  Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2010 to ensure that information required to be disclosed by us in the reports we file or submit under applicable securities laws and regulations is recorded, processed, summarized, and reported within the time periods specified thereby.

We do not expect that our disclosure controls and procedures will prevent all errors and all fraud, if any. Control procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedures are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. We considered these limitations during the development of our disclosure controls and procedures and will periodically re-evaluate them to ensure they provide reasonable assurance that such controls and procedures are effective.

Internal Control Over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934 and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2010, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

KPMG LLP (“KPMG”), an independent registered public accounting firm, who audited and reported on our consolidated financial statements as at December 31, 2010 and 2009, has issued an attestation report on management’s assessmentof our internal control over financial reporting as of December 31, 2010.  The attestation report is included in our consolidated financial statements.

Changes in Internal Control Over Financial Reporting

There have been no changes in Sierra Wireless’ internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control

over financial reporting.   The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2010.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

Amounts are expressed in thousands of U.S. dollars except per share amounts and number of shares.

	Quarter Ended				Year
2010	Mar 31	Jun 30	Sep 30	Dec 31	2010

Revenue	$151,317	$159,116	$172,732	$167,176	$650,341
Cost of goods sold	104,983	112,906	123,778	118,309	459,976
Gross margin	46,334	46,210	48,954	48,867	190,365

Expenses:
Sales and marketing	14,156	13,183	12,137	12,123	51,599
Research and development	20,541	21,534	22,178	23,782	88,035
Administration	9,584	8,835	8,865	9,073	36,357
Restructuring costs	1,611	1,581	4,316	132	7,640
Integration costs	1,846	1,631	727	906	5,110
Amortization	3,106	2,919	2,939	3,026	11,990
	50,844	49,683	51,162	49,042	200,731
Loss from operations	(4,510)	(3,473)	(2,208)	(175)	(10,366)
Foreign exchange gain (loss)	(3,658)	(5,460)	2,359	(241)	(7,000)
Other income (expense)	(130)	(103)	12	(20)	(241)
Earnings (loss) before income taxes	(8,298)	(9,036)	163	(436)	(17,607)
Income tax recovery	(689)	(399)	(499)	(1,221)	(2,808)
Net earnings (loss) before non-controlling interest	(7,609)	(8,637)	662	785	(14,799)
Net loss attributable to non-controlling interest	(88)	(82)	(48)	(40)	(258)
Net earnings (loss)	$(7,521)	$(8,555)	$710	$825	$(14,541)

Earnings (loss) per share:
Basic	$(0.24)	$(0.28)	$0.02	$0.03	$(0.47)
Diluted	$(0.24)	$(0.28)	$0.02	$0.03	$(0.47)

Weighted average number of shares (in thousands):
Basic	31,050	31,054	31,077	31,151	31,083
Diluted	31,050	31,054	31,208	31,493	31,083

	Quarter Ended				Year
2009	Mar 31	Jun 30	Sep 30	Dec 31	2009

Revenue	$111,407	$135,348	$135,677	$143,952	$526,384
Cost of goods sold	79,886	86,895	87,088	95,223	349,092
Gross margin	31,521	48,453	48,589	48,729	177,292

Expenses:
Sales and marketing	9,362	15,590	14,692	15,191	54,835
Research and development	14,964	22,672	22,546	19,884	80,066
Administration	6,547	10,792	9,589	9,625	36,553
Acquisition costs	6,522	804	364	95	7,785
Restructuring costs	1,726	8,869	5,332	4,678	20,605
Integration costs	254	936	1,332	1,337	3,859
Amortization	2,420	5,001	4,889	(997)	11,313
	41,795	64,664	58,744	49,813	215,016
Loss from operations	(10,274)	(16,211)	(10,155)	(1,084)	(37,724)
Foreign exchange gain (loss)	(9,923)	10,957	1,981	(1,754)	1,261
Other expense	(4,022)	(10)	(88)	(279)	(4,399)
Loss before income taxes	(24,219)	(5,264)	(8,262)	(3,117)	(40,862)
Income tax expense (recovery)	(267)	1,229	(634)	12	340
Net loss before non-controlling interest	(23,952)	(6,493)	(7,628)	(3,129)	(41,202)
Net loss attributable to non-controlling interest	(287)	(622)	—	(394)	(1,303)
Net loss	$(23,665)	$(5,871)	$(7,628)	$(2,735)	$(39,899)

Loss per share:
Basic	$(0.76)	$(0.19)	$(0.25)	$(0.09)	$(1.29)
Diluted	$(0.76)	$(0.19)	$(0.25)	$(0.09)	$(1.29)

Weighted average number of shares (in thousands):
Basic	31,032	31,032	31,032	31,042	31,035
Diluted	31,032	31,032	31,032	31,042	31,035

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter.  The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports and MD&A.  Items affecting our results were as follows:

•                  The decrease in our net loss in the second quarter of 2009 compared to the first quarter of 2009 was a result of an increase in gross margin that resulted from product cost reductions and the addition of higher margin products from the acquisition of Wavecom, as well as a decrease in acquisition and financing costs and a foreign exchange gain.  These decreases to our net loss were partially offset by an increase in operating expenses due to the acquisition of Wavecom, restructuring costs and income tax expense.

•                  In the third quarter of 2009, our loss from operations decreased to $10.2 million from $16.2 million in the second quarter of 2009, primarily as a result of a decrease in restructuring and acquisitions costs.  Our operating expenses also decreased due partly to the impact of the restructurings that occurred in May 2009.  Our net loss increased to $7.6 million in the third quarter of 2009, compared to a net loss of $5.9 million in the second quarter of 2009 as a result of a decrease in foreign exchange gain, partially offset by a decrease in income tax expense.

•                  In the fourth quarter of 2009, our loss from operations and net loss decreased to $1.1 million and $2.7 million, respectively, compared to $10.2 million and $7.6 million, respectively, in the third quarter of 2009, primarily as a result of the reversal of purchase price amortization.  During the fourth quarter we received a third party valuation report and revised our estimates of the fair value of the identifiable assets acquired and liabilities assumed which resulted in the adjustment of our purchase price amortization of intangible assets.

•                  In the first quarter of 2010, our loss from operations and net loss increased to $4.5 million and $7.5 million, respectively, compared to $1.1 million and $2.7 million, respectively, in the fourth quarter of 2009 primarily as a result of the increase in amortization expense.  In the fourth quarter of 2009, a reversal of purchase price amortization was recorded to reflect the amounts in the third party valuation report and no such reversal occurred in the first quarter of 2010.

•                  In the second quarter of 2010, our loss from operations and net loss amounted to $3.5 million and $8.6 million, respectively, compared to $4.5 million and $7.5 million, respectively, in the first quarter of 2010.  Our loss from operations decreased primarily due to operating cost reductions related to the integration of Wavecom and Sierra Wireless.

•                  In the third quarter of 2010, our loss from operations amounted to $2.2 million, compared to $3.5 million in the second quarter of 2010.  Our loss from operations decreased primarily due to cost reductions and an increase in revenue.   In the third quarter of 2010 we had net earnings of $0.7 million compared to a net loss of $8.6 million in the second quarter of 2010.  Our net earnings increased primarily due to the decrease in the loss from operations and a foreign exchange gain of $2.4 million in the third quarter of 2010, compared to a foreign exchange loss of $5.5 million in the second quarter of 2010.

•                  In the fourth quarter of 2010, our loss from operations amounted to $0.2 million, compared to $2.2 million in the third quarter of 2010.  Our loss from operations decreased primarily due to a reduction in restructuring costs.  In the fourth quarter of 2010, net earnings were $0.8 million, compared to net earnings of $0.7 million in the third quarter of 2010.  Net earnings in the fourth quarter of 2010 resulted primarily due to the decrease in loss from operations, a foreign exchange loss of $0.2 million and an income tax recovery of $1.2 million, compared to a foreign exchange gain of $2.4 million and an income tax recovery of $0.5 million in the third quarter of 2010.

Cautionary Note Regarding Forward-looking Statements

Certain statements and information in this report are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including our outlook for the short and longer term and our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.

Forward-looking statements:

•                  Typically include words and phrases about the future such as “outlook”,  “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”;

•                  Are not promises or guarantees of future performance. They represent our current views and may change significantly;

•                  Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•                  Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•                  Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•                  Expected transition period to our 4G products;

•                  Expected cost of goods sold;

•                  Expected component supply constraints;

•                  Our ability to “win” new business;

•                  That wireless network operators will deploy next generation networks when expected;

•                  Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks;

•                  Expected tax rates and foreign exchange rates.

•                  Are subject to substantial known and unknown material risks and uncertainties.  As a result, our actual results, achievements and developments in our business may differ significantly from our current expectations. These risk factors and others are discussed below under “Risk Factors” and in our other regulatory filings with the SEC in the United States and the provincial securities commissions in Canada.  Certain of these material risks are listed below:

•                  Actual sales volumes or prices for our products and services are lower than we expect for any reason including, without limitation, the continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, competition from new or established wireless communication companies.

•                  The cost of products sold are higher than planned or necessary component supplies are not available, are delayed or are not available on commercially reasonable terms.

•                  We are unable to enforce our intellectual property rights or are subject to litigation that has an adverse outcome.

•                  The development and timing of the introduction of our new products is later than we expect or is indefinitely delayed.

•                  Transition periods associated with the migration to new technologies are longer than we expect.

Risk Factors

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Other risks and uncertainties may become material in the future or ones we currently believe to be immaterial may become material in the future.  If any of the following risks actually occurs, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.

Our quarterly financial results are subject to fluctuations that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter to quarter and could be significantly impacted by a number of factors, including:

•                  Design win cycles in our embedded module business;

•                  Price and product competition, which may result in lower selling prices for some of our products or lost market share;

•                  Price and demand pressure on our products from our customers as they experience pressure in their businesses;

•                  Concentration in our customer base;

•                  Seasonality in demand;

•                  Product mix of our sales.  Our products have different gross margins — for example the embedded module product line has lower gross margins than the higher margin rugged mobile product line;

•                  Possible delays or shortages in component supplies;

•                  The ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•                  Potential commoditization and saturation in certain markets;

•                  Transition periods associated with the migration of new technologies;

•                  The development and timing of the introduction of our new products;

•                  The securing of channel slots for new products and the timing of sales orders and OEM and carrier customer sell through;

•                  The amount of inventory held by our channel partners;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Possible product quality or factory yield issues that may increase our cost of goods sold;

•                  Possible increased inventory levels;

•                  Possible fluctuations in certain foreign currencies relative to the U.S. dollar; and

•                  The achievement of milestones related to our professional services contracts.

Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our common shares. In addition, the global financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of these companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.

The wireless communications industry is highly competitive and we have experienced and expect to continue to experience intensified competition. More established and larger companies with different business models, strong brands and greater financial, technical and marketing resources sell products that compete with ours and we expect this competition to intensify. Business combinations by our competitors or the network carriers could weaken our competitive position.  We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do, or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.

Continued difficult or uncertain economic conditions could adversely affect our revenue and profitability.

A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties in those economies.  The market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally.  To the extent that we experience further global economic deterioration, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected purchase orders for our products, or suffer from business failure, resulting in a decline in our revenues and profitability that could be material.

It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve.  As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties result in it being difficult for us to estimate future revenue and expenses.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.

We sell our products through network carriers, resellers and OEMs and we are dependent on a limited number of customers for a significant portion of our revenue.  Most of these network carriers, resellers and OEMs also sell products of our competitors.  Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with network carriers, resellers and OEMs.  If any of our significant customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business failure, our revenues and profitability could decline, perhaps materially.  We expect that a limited number of significant customers will account for a significant portion of our revenues for the foreseeable future.  In the year ended December 31, 2010, two customers individually accounted for more than 10% of our revenue, and in the aggregate, these two customers represented approximately 26% of our revenue.

In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.

We may infringe on the intellectual property rights of others.

Our business success depends on us not infringing on the intellectual property rights owned by others.  The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future may receive assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights.  We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties.  Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified.  Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation.  In the last few years, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services.  These entities aggressively pursue patent litigation, resulting in increased litigation costs for us.  We expect that this recent development will continue for the foreseeable future.  Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•            We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•            We may be prohibited from further use of our intellectual property and may be required to cease selling our products that are subject to the claim;

•            We may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•            We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•            The diversion of management’s attention and resources;

•            Our relationships with customers may be adversely affected; and

•            We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In addition to being liable for substantial damages in the event of an unfavorable outcome in such a claim and our inability to either obtain a license from the third party on commercial terms or develop a non-infringing alternative, our business, operating results and financial condition may be materially adversely affected and we may have to cease the sale of certain products and restructure our business.

We license technology, intellectual property and software from third parties for use in our products and from time to time may be required to license additional intellectual property.  In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products. In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand the availability of our products may be materially adversely affected.

Our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component.  From time to time, certain components used in our products have been, and may continue to be in short supply worldwide and shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business.  In addition, our single source suppliers may experience damage or interruption in their operations, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition.  Alternate sources of components may not be available.  If there is a shortage of any such components and we cannot obtain an appropriate substitute, we may not be able to deliver sufficient quantities of our products, we may lose business or customers and our operating results and financial condition may be materially adversely affected.

We depend on a limited number of third parties to purchase certain components and manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the purchase of certain components and the manufacturing of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. We currently rely on two manufacturers, either of whom may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers subjects us to a number of risks, including the following:

•    The absence of guaranteed or adequate manufacturing capacity;

•    Reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•    Potential business interruption;

•    Their inability to secure adequate volumes of components in a timely manner at a reasonable cost; and

•    Unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers.  In this situation, we consider our customers’ good faith, non-binding forecasts of demand for our products.  As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers’ requirements.  If we are unable to successfully manage our inventory levels and respond to our customers’ purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.

We may have difficulty responding to changing technology, industry standards and customer requirements, which could cause us to be unable to recover our research and development expenses and our revenue could decline.

The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•    Our ability to attract and retain skilled technical employees;

•    The availability of critical components from third parties;

•    Our ability to successfully complete the development of products in a timely manner;

•    The ability of third parties to complete and deliver on outsourced product development engagements; and

•    Our ability to design and manufacture products at an acceptable cost and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and may result in a decrease in the market price for our shares.

We develop products to meet our customers’ requirements.  Original equipment manufacturer customers award design wins for the integration of wide area wireless embedded modules on a platform by platform basis.  Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

Fluctuations in exchange rates between the U.S. dollar and other currencies, including the Canadian dollar, Euro and Australian dollar may affect our operating results.

We are exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar through our operations in Canada, the Euro primarily through our operations in Europe and the Australian dollar through sales to certain customers. To reduce our risk related to currency fluctuations, we purchase inventory, other cost of sales items and many of our services in U.S. dollars, where practical.  However, some of our operating costs are still incurred in non-U.S. dollar currencies, primarily those relating to marketing, administration and a portion of our research and development. To the extent that there are fluctuations in the U.S. dollar relative to other currencies, our operating results may be negatively impacted.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

We intend to continue to grow our international business.  Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•            Increased credit management risks and greater difficulties in collecting accounts receivable;

•            Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•            Uncertainties of international laws and enforcement relating to the protection of intellectual property;

•            Language and cultural differences;

•            Potential adverse tax consequences;

•            Difficulty in managing a worldwide workforce in compliance with local laws, that vary from country to country; and

•            Consumer protection laws that impose additional requirements on us or restrict our ability to provide limited warranty protection.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our executive officers or other key employees has entered into an employment agreement for any specific term. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

We rely on certain internal processes, networks and systems to efficiently operate and report on our business.

Failure of these internal processes, networks or systems could negatively impact our ability to operate or accurately report on our business.

Acquisitions of companies or technologies, including our acquisition of Wavecom, may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we have acquired and may continue to acquire additional assets and businesses principally relating to or complementary to our current operations.  On February 27, 2009, we completed our acquisition of Wavecom.  Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•            Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•            Higher than anticipated acquisition and integration costs and expenses;

•            Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•            The difficulty and expense of integrating the operations and personnel of the companies;

•            Possible use of cash to support the operations of an acquired business;

•            Possible increase in foreign exchange translation risk depending on the denomination of the revenue and expenses of the acquired business;

•            Disruption of our ongoing business;

•            Diversion of management’s time and attention away from our existing business during the integration process;

•            Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•            The inability to implement uniform standards, controls, procedures and policies;

•            The loss of key employees and customers as a result of changes in management;

•            The incurrence of amortization expenses;

•            As a result of the growth of our company, we may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution and/or the issuance of securities.  As a result, our share price may decline; and

•            Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•            Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•            Undetected misappropriation of our intellectual property;

•            The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•            Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

We have been subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our operating results, liquidity or financial position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

We depend on wireless network carriers to offer acceptable wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and voice networks and the network carriers’ ability to grow their subscriber base.  If these network carriers delay the deployment or expansion of next generation networks or fail to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries in which we may desire to sell products in the future.

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Sierra Wireless, Inc. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in “Management’s Annual Report on Internal Control Over Financial Reporting” on page 22 of Management’s Discussion and Analysis.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. KPMG LLP have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States) with respect to the consolidated financial statements for the year ended December 31, 2010. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Jason W. Cohenour	/s/ David G. McLennan
Jason W. Cohenour	David G. McLennan
President and Chief Executive Officer	Chief Financial Officer
March 18, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sierra Wireless, Inc.

We have audited the accompanying consolidated balance sheets of Sierra Wireless, Inc. (“the Company”) and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 18, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 18, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sierra Wireless, Inc.

We have audited Sierra Wireless, Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 18, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 18, 2011

SIERRA WIRELESS, INC.

Consolidated Statements of Operations

(Expressed in thousands of United States (“U.S.”) dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”))

	Years ended December 31,
	2010	2009	2008
Revenue	$650,341	$526,384	$567,308
Cost of goods sold	459,976	349,092	407,639
Gross margin	190,365	177,292	159,669

Expenses:
Sales and marketing	51,599	54,835	34,290
Research and development, net (note 17)	88,035	80,066	54,657
Administration	36,357	36,553	21,336
Acquisition costs (note 3(a))	—	7,785	—
Restructuring (note 4)	7,640	20,605	—
Integration (note 5)	5,110	3,859	—
Amortization	11,990	11,313	4,814
	200,731	215,016	115,097
Earnings (loss) from operations	(10,366)	(37,724)	44,572
Foreign exchange gain (loss)	(7,000)	1,261	20,583
Other income (expense)	(241)	(4,399)	5,579
Earnings (loss) before income taxes	(17,607)	(40,862)	70,734
Income tax expense (recovery) (note 16)	(2,808)	340	8,151
Net earnings (loss)	(14,799)	(41,202)	62,583
Net loss attributable to the non-controlling interest	(258)	(1,303)	—
Net earnings (loss) attributable to Sierra Wireless, Inc.	$(14,541)	$(39,899)	$62,583

Earnings (loss) per share (note 18):
Basic	$(0.47)	$(1.29)	$2.00
Diluted	$(0.47)	$(1.29)	$2.00

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars, except number of shares)

(Prepared in accordance with U.S. GAAP)

	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$85,443	$107,491
Short-term investments (note 6)	26,405	26,898
Accounts receivable, net of allowance for doubtful accounts of $4,606 (2009 — $6,504)	117,397	86,466
Inventories (note 7)	22,134	24,708
Deferred income taxes (note 16)	9,577	6,168
Prepaid expenses and other	24,542	14,039
	285,498	265,770

Fixed assets (note 8)	22,635	27,956
Intangible assets (note 9)	69,024	86,674
Goodwill (note 9)	90,953	95,064
Deferred income taxes (note 16)	836	1,794
Other assets	622	7,261
	$469,568	$484,519

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$63,451	$71,035
Accrued liabilities	74,019	54,419
Deferred revenue and credits	987	750
Current portion of long-term liabilities (note 10)	1,470	3,371
Current portion of obligations under capital leases (note 10)	324	293
	140,251	129,868

Long-term liabilities (note 10)	24,724	35,860
Obligations under capital leases (note 11)	263	245
Deferred income taxes (note 16)	1,143	1,950

Shareholders’ equity:
Share capital (note 12)
Authorized Unlimited number of common and preference shares with no par value Common shares, 31,222,786 (2009 — 31,048,907) issued and outstanding	327,668	326,043
Treasury shares, at cost 643,042 (2009 — 1,086,652)	(3,908)	(6,442)
Additional paid-in capital	16,926	13,133
Deficit	(33,167)	(18,626)
Accumulated other comprehensive loss	(5,471)	(37)
	302,048	314,071
Non-controlling interest in Wavecom S.A.	1,139	2,525
Total shareholders’ equity	303,187	316,596
	$469,568	$484,519

Commitments and contingencies (note 19)

See accompanying notes to consolidated financial statements.

/s/ Jason W. Cohenour	/s/ S. Jane Rowe
JASON W. COHENOUR	S. JANE ROWE
Director	Director

SIERRA WIRELESS, INC.

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of U.S. dollars, except number of shares)

(Prepared in accordance with U.S. GAAP)

	Common Shares		Treasury Shares		Additional Paid-in	Warrants		Retained Earnings	Accumulated Other Comprehensive Income	Non-controlling
	Number	Amount	Number	Amount	Capital	Number	Amount	(Deficit)	(Loss)	Interest	Total
Balance December 31, 2007	31,334,617	$328,323	—	$—	$6,374	138,696	$1,538	$(40,602)	$(309)	$—	$295,324
Net income	—	—	—	—	—	—	—	62,583	—	—	62,583
Net unrealized gain (loss) on short-term investments	—	—	—	—	—	—	—	—	(21)	—	(21)
Reclassification adjustment for realized losses (gains) on investments	—	—	—	—	—	—	—	—	(419)	—	(419)
Comprehensive income											62,143
Common share cancellation (note 12)	(407,700)	(4,274)	—	—	—	—	—	(708)	—	—	(4,982)
Purchase of treasury shares for RSU distribution	—	—	174,508	(2,498)	—	—	—	—	—	—	(2,498)
Distribution of vested RSUs	—	—	(53,486)	1,011	(1,011)	—	—	—	—	—	—
Expiry of warrants (note 19(b)(iv))	—	—	—	—	1,538	(138,696)	(1,538)	—	—	—	—
Stock option tax benefit related to U.S. employees	—	—	—	—	57	—	—	—	—	—	57
Stock option exercises (note 12)	105,037	1,844	—	—	(821)	—	—	—	—	—	1,023
Stock-based compensation (note 13)	—	—	—	—	6,381	—	—	—	—	—	6,381

Balance December 31, 2008	31,031,954	325,893	121,022	(1,487)	12,518	—	—	21,273	(749)	—	357,448
Acquisition of non-controlling interest (note 3(a))	—	—	—	—	—	—	—	—	—	13,357	13,357
Exercise of Wavecom S.A. stock options	—	—	—	—	(2,751)	—	—	—	166	6,733	4,148
Subsequent tender offer and squeeze-out of Wavecom S.A. (note 3(a))	—	—	—	—	(1,647)	—	—	—	(93)	(17,829)	(19,569)
Issuance of Wavecom S.A. free shares	—	—	—	—	(1,568)	—	—	—	31	1,537	—
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	—	(39,899)	—	(1,303)	(41,202)
Other comprehensive income (loss):
Reclassification adjustment for realized losses (gains) on investments	—	—	—	—	—	—	—	—	21	—	21
Foreign currency translation	—	—	—	—	—	—	—	—	587	30	617
Comprehensive loss											(40,564)
Purchase of treasury shares for RSU distribution	—	—	1,141,388	(6,417)	—	—	—	—	—	—	(6,417)
Distribution of vested RSUs	—	—	(175,758)	1,462	(1,462)	—	—	—	—	—	—
Stock option exercises (note 12)	16,953	150	—	—	(54)	—	—	—	—	—	96
Stock-based compensation (note 13)	—	—	—	—	8,097	—	—	—	—	—	8,097
Balance December 31, 2009	31,048,907	326,043	1,086,652	(6,442)	13,133	—	—	(18,626)	(37)	2,525	316,596
Issuance of Wavecom S.A. free shares	—	—	—	—	(229)	—	—	—	32	(1,356)	(1,553)
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	—	(14,541)	—	(258)	(14,799)
Other comprehensive income (loss):
Reclassification adjustment for realized losses (gains) on investments	—	—	—	—	—	—	—	—	(0)	—	(0)
Foreign currency translation	—	—	—	—	—	—	—	—	(5,466)	228	(5,238)
Comprehensive loss											(20,037)
Distribution of vested RSUs	—	—	(443,610)	2,534	(2,534)	—	—	—	—	—	—
Stock option tax benefit related to U.S. employees	—	—	—	—	151	—	—	—	—	—	151
Stock option exercises (note 12)	173,879	1,625	—	—	(551)	—	—	—	—	—	1,074
Stock-based compensation (note 13)	—	—	—	—	6,956	—	—	—	—	—	6,956
Balance December 31, 2010	31,222,786	$327,668	643,042	$(3,908)	$16,926	—	$—	$(33,167)	$(5,471)	$1,139	$303,187

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	Years ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net earnings (loss)	$(14,799)	$(41,202)	$62,583
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	34,990	32,704	16,309
Stock-based compensation (note 13)	6,956	8,097	6,381
Non-cash restructuring and other	(859)	5,911	—
Tax benefit related to stock option deduction	151	—	57
Deferred income tax	(3,374)	282	(3,842)
Loss (gain) on disposal	(95)	204	377
Gain on sale of investments	—	—	(565)
Unrealized foreign exchange loss (gain) on restricted cash	—	15,653	(18,416)
Unrealized foreign exchange loss on term loan (note 15(c))	—	1,215	—
Changes in operating assets and liabilities
Accounts receivable	(35,671)	20,175	14,759
Inventories	(11,399)	15,676	(8,043)
Prepaid expenses and other assets	7,104	3,888	248
Accounts payable	12,406	(1,301)	7,468
Accrued liabilities	(290)	(12,793)	8,668
Deferred revenue and credits	480	(810)	149
Net cash provided by (used in) operating activities	(4,400)	47,699	86,133

Cash flows from investing activities:
Business acquisitions, net of cash acquired of $139,785 (note 3)	—	(26,493)	(35)
Acquisition of OCEANE convertible bonds (note 3)	—	(104,767)	—
Decrease (increase) in restricted cash	—	175,820	(173,057)
Purchase of Wavecom S.A. free shares	(1,553)	—	—
Proceeds on disposal	99	155	2
Purchase of fixed assets	(12,580)	(13,296)	(19,653)
Increase in intangible assets	(3,976)	(6,543)	(3,025)
Purchase of long-term investments	—	—	(20,131)
Proceeds on sale of long-term investments	—	—	39,797
Purchase of short-term investments	(48,310)	(68,333)	(237,366)
Proceeds on maturity of short-term investments	48,799	59,560	313,775
Net cash provided by (used in) investing activities	(17,521)	16,103	(99,693)

Cash flows from financing activities:
Proceeds on issuance of term loan (note 15(c))	—	102,716	—
Repayment of term loan (note 15(c))	—	(103,931)	—
Financing costs	—	(3,971)	—
Issuance of common shares, net of share issue costs	1,074	96	1,023
Purchase of treasury shares for RSU distribution	—	(6,417)	(2,498)
Repurchase of common shares	—	—	(4,982)
Proceeds on exercise of Wavecom options	—	4,148	—
Decrease in long-term liabilities	(2,615)	(2,238)	(349)
Net cash provided by (used in) financing activities	(1,541)	(9,597)	(6,806)

Effect of foreign exchange on cash and cash equivalents	1,414	(9,972)	—

Net increase (decrease) in cash and cash equivalents	(22,048)	44,233	(20,366)
Cash and cash equivalents, beginning of year	107,491	63,258	83,624
Cash and cash equivalents, end of year	$85,443	$107,491	$63,258

Supplementary information (note 20)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

(Prepared in accordance with U.S. GAAP)

1.              Nature of operations

We were incorporated under the Canada Business Corporations Act on May 31, 1993. We provide leading edge wireless solutions for the machine-to-machine (“M2M”) and mobile computing markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules and software for original equipment manufacturers (“OEMs”), intelligent wireless gateway solutions for industrial, commercial and public safety applications, and an innovative platform for delivering device management and end-to-end application services. We also offer professional services to OEM customers during their product development and launch process, leveraging our expertise in wireless design, software, integration and certification to provide built-in wireless connectivity for mobile computing devices and M2M solutions. Our products, services and solutions connect people, their mobile computers and machines to wireless voice and mobile broadband networks around the world.

2.              Significant accounting policies

Management has prepared these consolidated financial statements in accordance with U.S. GAAP.

(a)       Principles of consolidation

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions. The ownership of the other non-controlling interest holders of consolidated subsidiaries is reflected as non-controlling interest and is not significant.

(b)       Use of estimates

In preparing these consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect revenue recognition and the reported amounts of assets, particularly the recoverability of accounts receivable, inventory, fixed assets, intangible assets, goodwill and deferred income taxes, as well as royalty and warranty accruals, lease provisions, other liabilities, stock-based compensation, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(c)        Foreign currency translation

Our functional or primary operating currency is the U.S. dollar.

For financial statements of operations whose functional currency is the U.S. dollar but the transactions are in currencies other than the U.S. dollar, the monetary assets and liabilities denominated in a currency other than the U.S. dollar are translated at the exchange rate in effect at the balance sheet date, and the resulting exchange rate gains and losses are recognized in net earnings (loss).  The non-monetary assets denominated in a currency other than the U.S. dollar are translated at the historical exchange rate in effect on the date of the transaction.

The financial statements for operations whose functional currency is not the U.S. dollar are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates for assets and liabilities, at historical rates for equity, and at average rates for revenues and expenses.  The accumulated unrealized translation gains and losses in these operations are recorded as a component of other comprehensive income (loss).

(d)       Cash equivalents

Cash equivalents include short-term deposits, which are all highly liquid securities having a term to maturity of three months or less when acquired. We value our short-term deposits at amortized cost. The carrying amounts approximate fair value due to the short maturities of these instruments.

(e)        Short-term investments

Short-term investments, all of which we categorize as available-for-sale, are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as part of accumulated other comprehensive income (loss), a separate component of shareholders’ equity. These gains (losses) are removed from comprehensive income (loss) when the investments mature or are sold on an item-by-item basis.

We regularly evaluate the realizable value of short-term investments, and if circumstances indicate that a decline in value is other-than-temporary, we recognize an impairment charge. To determine whether to recognize an impairment charge, we consider various factors, such as the significance of the decline in value, how long the investment has been below market value, changes that would impact the financial condition of the investee, and the likelihood that the investment will recover its value before it matures or is disposed of.

(f)           Inventories

Inventories consist of electronic components and finished goods and are valued at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value.

(g)       Fixed assets

We initially record fixed assets at cost. We subsequently provide amortization on a straight-line basis over the following periods:

Furniture and fixtures	3–5 years
Research and development equipment	3–10 years
Production equipment	3–5 years
Tooling	1½–3 years
Computer equipment	1–5 years
Software	1–5 years
Office equipment	3–5 years

We amortize leasehold improvements and leased vehicles on a straight-line basis over the shorter of the initial lease term or their useful lives.

Amortization of research and development equipment is included in research and development expense.  Amortization of tooling and production equipment is included in cost of goods sold.  All other amortization is included in amortization expense.

(h)      Intangible assets

The useful life of intangible assets is the period over which the assets are expected to contribute to our future cash flows.  When determining the useful life, we consider the following: (i) expected use of the asset; (ii) useful life of a related intangible asset; (iii) any legal, regulatory or contractual provisions that limit the useful life; (iv) any legal, regulatory, or contractual renewal or extension provisions without substantial costs or modifications to the existing terms and conditions; (v) the effects of obsolescence, demand, competition and other economic factors; (vi) the expected level of maintenance expenditures relative to the cost of the asset required to obtain future cash flows from the asset.

The amortization policies with regard to specific intangible assets are as follows:

Patents and trademarks

Consideration paid for patents and trademarks is amortized on a straight-line basis over three to five years commencing with the date the patents or trademarks are granted.

License fees

Consideration paid for license fees is amortized on a straight-line basis over the shorter of the term of the license or an estimate of their useful life, ranging from three to ten years.

Intellectual property, in-process research and development, customer relationships and databases

Consideration paid for intellectual property, in-process research and development (“IPRD”), customer relationships and databases is amortized on a straight-line basis over three to nine years.

Backlog

Consideration paid for backlog is amortized on a straight-line basis over one year.

Non-compete covenants

Consideration paid for non-compete covenants is amortized over the term of the agreement.

(i)          Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination.

Goodwill has an indefinite life, is not amortized, and at least annually is subject to a two-step impairment test. The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount exceeds the fair value, the second part of the test is performed to measure the amount of the impairment loss. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill. If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(j)          Impairment of long-lived assets

We monitor the recoverability of long-lived assets, which includes fixed assets and intangible assets, other than goodwill, based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use of the related assets. Our policy is to record an impairment loss in the period when we determine that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to fair value. Intangible assets with indefinite lives are tested annually for impairment and in interim periods if certain events occur indicating that the carrying value of the intangible assets may be impaired.

(k)       Income taxes

We account for income tax uncertainties in accordance with the asset and liability approach.  Under this approach, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Tax law and rate changes are reflected in income in the period such changes are enacted. We record a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. We include interest and penalties related to income taxes, including unrecognized tax benefits, in income tax expense (recovery).

We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

We recognize the windfall tax benefits associated with the exercise of stock options by U.S. employees to additional paid-in capital (“APIC”) when realized. This tax benefit is not recognized until the deduction reduces U.S. taxes payable and all U.S. loss carryforwards have been utilized.

(l)          Warranty costs

We accrue warranty costs upon the recognition of related revenue, based on our best estimates, with reference to past and expected future experience.  If there is a change in these estimates, we adjust our accrual accordingly.  Warranty costs are included in accrued liabilities in our consolidated balance sheet.

(m)     Market development costs

We accrue for co-operative advertising costs upon the later of the recognition date of the related revenue or the date at which the co-operative advertising is available. Market development costs are recorded in sales and marketing expense.

(n)       Stock-based compensation

We measure the fair value of share-based compensation at the grant date based on the estimated fair value of the award using the Black-Scholes valuation model and recognize this cost over the employee’s requisite service period using the straight line method.  Stock-based compensation is described further in note 13.

(o)       Revenue recognition

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless operators and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation, upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

(p)       Research and development

We expense research and development costs as they are incurred. Certain software development costs for costs associated with the development of computer software to be sold, leased or marketed are capitalized once technological feasibility is reached.

We follow the cost reduction method of accounting for government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received. Certain research and development funding is repayable only on the occurrence of specified future events. If such events do not occur, no repayment is required. We recognize the liability to repay research and development funding in the period in which conditions arise that will cause research and development funding to be repayable.

(q)       Financial instruments

We measure certain financial instruments and other items at fair value.  Unrealized gains and losses on items for which the fair value option have been elected are reported in earnings.

To determine the fair value, we use the fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use to value an asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs based on assumptions about the factors market participants would use to value an asset or liability. The three levels of inputs that may be used to measure fair value are as follows:

•                  Level 1 inputs are quoted market prices for identical instruments are available in active markets.

•                  Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.  If the asset or liability has a contractual term, the input must be observable for substantially the full term.  An example includes quoted market prices for similar assets or liabilities in active markets.

•                  Level 3 inputs are unobservable inputs for the asset or liability and will reflect management’s assumptions about market assumptions that would be used to price the asset or liability.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

(r)         Derivatives

We occasionally use derivatives, such as foreign currency forward and option contracts, to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency.  Derivatives that are not designated as hedging instruments are measured at fair value at each balance sheet date and any resulting gains and losses from changes in the fair value are recorded in other income (expense).  Gains and losses from the effective portion of foreign currency forward and option contracts that are designated as cash flow hedges are recorded in other comprehensive income (loss).

(s)         Share issue costs

We reduce the value of consideration assigned to shares issued by the direct costs, net of income tax recoveries, of issuing the shares.

(t)          Earnings (loss) per common share

We calculate basic earnings (loss) per share based on the weighted-average number of common shares outstanding for the year. If, in a reporting period, we have had in-the-money outstanding dilutive stock options and warrants, we calculate diluted earnings (loss) per share using the treasury stock method. Under the treasury stock method, the number of dilutive shares, if any, are determined by the proceeds from the exercise price of the options, the amount of unrecognized stock-based compensation, the estimated tax benefit that would be recognized when the options by U.S. employees are exercised, and the average market price of the shares for the period, that could be used to repurchase stock during the reporting period.

(u)       Comprehensive income (loss)

We report comprehensive income (loss), which includes our net earnings (loss) as well as changes in equity from other non-owner sources. In our case, the other changes in equity included in comprehensive income (loss) are comprised of foreign currency cumulative translation adjustments and unrealized gains or losses on available-for-sale investments. The reclassification adjustment for other-than-temporary losses on marketable securities included in net earnings (loss) results from the recognition of the unrealized losses in the statements of operations when they are no longer viewed as temporary. Comprehensive income (loss) is presented in the consolidated statements of shareholders’ equity.

(v)        Investment tax credits

Investment tax credits are accounted for using the flow-through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.

(w)     Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current year.

(x)        Recent accounting pronouncements

In October 2009, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU No. 2009-13) pertaining to multiple-deliverable revenue arrangements. The new guidance will affect accounting and reporting for companies that enter into multiple-deliverable revenue arrangements with their customers when those arrangements are within the scope of Accounting Standards Codification (ASC) 605-25 “Revenue Recognition - Multiple-Element Arrangements”. The new guidance will eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The new guidance will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Because we will apply the guidance prospectively to agreements entered into subsequent to January 1, 2011, it is not practical to estimate the impact of the new guidance on our consolidated statements of financial position or results of operations.

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition — Milestone Method (ASU 2010-017). ASU 2010-017 provides guidance in applying the milestone method of revenue recognition to research or development arrangements. Under this guidance management may recognize revenue contingent upon the achievement of a milestone in its entirety, in the period in which the milestone is achieved, only if the milestone meets all the criteria within the guidance to be considered substantive. This ASU is effective on a prospective basis for research and development milestones achieved in fiscal years, beginning on or after June 15, 2010. Early adoption is permitted; however, we have elected to implement ASU 2010-17 prospectively, and as a result, the effect of this guidance will be limited to future transactions. We do not expect adoption of this standard to have a material impact on our financial position or results of operations as we have no material research and development arrangements which will be accounted for under the milestone method.

3.              Acquisition of Wavecom S.A.

On December 2, 2008, we announced an all-cash offer to purchase all of the ordinary shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom, a global leader in wireless M2M solutions headquartered in Issy-les-Moulineaux, France.  The total value of the transaction was approximately €218,000.  Consideration consisted of €8.50 per share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares (“ADSs”) representing Wavecom shares and all OCEANEs issued by Wavecom.

On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom, representing 90.57% of the voting rights of Wavecom, for cash consideration of $144,859 (€113,508) and $104,767 (€82,093), respectively.  During March 2009, we purchased 160,643 shares on the open market for cash consideration of $1,850 (€1,365), resulting in the acquisition of 85.34% of the outstanding shares.  Following a statutory re-opening of the tender offer, we increased our ownership of the voting rights of Wavecom from 90.57% to 95.4% for cash consideration of $11,817 (€8,908).  On April 29, 2009, we completed our acquisition of all of the remaining Wavecom shares, except for certain shares held by employees that are subject to a hold period, and OCEANEs by way of a squeeze-out for cash consideration of $7,752 (€5,851).  The

Wavecom shares and OCEANEs have been delisted from Euronext and the ADSs have been delisted from the NASDAQ Global Market (“Nasdaq”).

The goodwill of $56,911 arising from the acquisition resulted from the combination creating a global leader that is uniquely positioned to benefit from the anticipated growth in wireless for mobile computing and M2M markets.  The acquisition has significantly expanded and diversified our position in the global M2M market, broadened our product offerings and increased our scale and capabilities in Europe and Asia.  Any goodwill allocated on the acquisition will not be deductible for tax purposes.

The results of Wavecom have been included in our consolidated financial statements from February 27, 2009.  The financial results for the year ended December 31, 2009 include revenue of $119,607 and net loss attributable to Sierra Wireless, Inc. of $43,758.

Wavecom acquisition and financing costs recognized in 2009 of $11,756 were expensed as follows: $7,785 in acquisition costs and $3,971 in other income (expense).

We have obtained a third party valuation of the assets acquired and liabilities assumed.  The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed:

Cash and marketable securities	$139,785
Other current assets	51,753
Property and equipment	9,916
Intangible assets	71,354
Goodwill	56,911
Other long-term assets	5,231
Deferred income tax	1,110
Total assets acquired	336,060

Current liabilities	52,284
OCEANE convertible bonds	104,870
Capital lease obligations	657
Long-term liabilities	462
Other long-term liabilities	17,645
Deferred income tax	76
Non-controlling interest	13,357
Net assets acquired	$146,709

The fair value of the non-controlling interest at February 27, 2009 of $13,357 was based on the fair market price determined in the tender offer of $10.85 (€8.50) per ordinary share (see also note 14).

The following table presents details of the estimated purchased intangible assets:

	Estimated Useful Life (in years)	Amount
Intellectual property	3-6	$30,510
In-process research and development	3-9	18,425
Customer relationships	5	16,387
Brand portfolio	5	3,295
Non-compete covenant	2	2,737
Total purchased intangible assets		$71,354

Pro forma information

The following pro forma information presents our operating results by giving effect to the purchase price allocations set out above, as if the acquisition had been completed as of January 1, 2008.   The pro forma amounts are not intended to be indicative of the results that would have actually been obtained if the acquisition occurred as of

January 1, 2008 or that may be obtained in the future.  If the acquisition of Wavecom had occurred as of January 1, 2008, the pro forma operating results would have been as follows:

	2009	2008
Revenue	$542,657	$757,808
Net loss attributable to Sierra Wireless, Inc.	(56,372)	(6,601)
Loss per share	$(1.80)	$(0.21)

4.              Restructuring and other charges

(a)       September 2010 restructuring

On September 23, 2010, we implemented a new business unit structure that resulted in a reduction of our workforce by 60 employees.  These reductions were substantially completed during the fourth quarter of 2010.  For the year ended December 31, 2010.  The total workforce reduction charges recognized in 2010 of $4,420 includes $474 for accelerated stock-based compensation expense and the remainder represents severance and benefits associated with the terminated employees.  The remaining liability of $1,679 (December 31, 2009 — nil) is expected to be substantially paid by the second quarter of 2011.

(b)       May 2009 Restructuring

On May 15, 2009, we implemented further cost reduction initiatives related to the integration of Wavecom with Sierra Wireless that included combining the research and development (“R&D”) and product operations of both organizations.  As a result, the Wavecom location in Research Triangle Park, North Carolina was closed in the fourth quarter of 2009.  R&D activities from this location were transitioned primarily to the location in Carlsbad, California.  The cost reduction initiatives related to the workforce reduction were substantially completed during the third quarter of 2010.  The current and long-term portions of the facilities restructuring of $811 and $743 (December 31, 2009 — $455 and $760), respectively, are expected to be substantially paid by the second quarter of 2014.

In the first quarter of 2010, the Wavecom location in Brazil was closed resulting in $217 of restructuring charges related to employee terminations.  The liability related to this workforce reduction was paid by March 31, 2010.

(c)        January 2009 Restructuring

In January 2009, we implemented an expense reduction program to reduce labor costs.  We reduced our workforce by 56 employees, all of whom were terminated in the first quarter of 2009.  The total workforce reduction charges recognized in the first quarter of 2009 of $1,622 included $501 for accelerated stock-based compensation and the remainder represented severance and benefits associated with the terminated employees. The liability related to this program was substantially paid by the end of the third quarter of 2009.

(d)       Wavecom Restructuring

In October 2008, prior to our acquisition of Wavecom, Wavecom announced a cost savings program and a proposed reorganization.  The first portion of this plan, related to its operations in the United States, began in late 2008.  In the second quarter of 2009, the staff reduction program in France related to this reorganization was implemented.  A total of 77 positions in France were impacted, all of which were phased out by September 2010.  In the third quarter of 2009, the restructuring charge of $4,504 primarily related to the exit of a portion of our building in France and excluded the impairment of leasehold improvements of $152 recorded in amortization.  The remaining liability related to the workforce reduction has been substantially paid.  The Wavecom facilities restructuring liability is nil as at December 31, 2010.

In the year ended December 31, 2010, additional employees were terminated resulting in restructuring charges of $2,739, including $66 of accelerated stock based compensation.  The remaining liability related to employee termination costs is expected to be substantially paid by the first quarter of 2011.

(e)        Prior Restructurings

In the second quarter of 2005, we announced our decision to exit our Voq professional phone initiative.  In addition to the exit of the Voq initiative, we made certain non-Voq related reductions to our operating expenses and assets.

Of the facilities restructuring liability outstanding at December 31, 2010, $71 (2009 — $130) is from the 2005 restructuring and $146 (2009 — $267) arises from prior restructurings.  The current and long-term portions of the facilities restructuring are $217 and nil, respectively (2009 — $206 and $191).

The following tables summarize the changes to the restructuring provisions at December 31, 2010 and December 31, 2009:

	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
September 2010 Restructuring
Period charges	$4,420	$—	$4,420	$4,420	$—
Cash payments	(2,332)	—	(2,332)	—	—
Non-cash stock-based compensation	(474)	—	(474)	—	—
Foreign exchange	65	—	65	—	—
Balance at December 31, 2010	$1,679	$—	$1,679	$4,420	$—

	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
May 2009 Restructuring
Period charges	$3,897	$1,318	$5,215	$5,215	$240
Cash payments	(2,669)	(103)	(2,772)	—	—
Non-cash stock-based compensation	(404)	—	(404)	—	—
Foreign exchange	387	—	387	—	—
Balance at December 31, 2009	1,211	1,215	2,426	$5,215	$240
Period charges	217	1,048	1,265	1,265	—
Cash payments	(1,409)	(709)	(2,118)	—	—
Foreign exchange	(11)	—	(11)	—	—
Balance at December 31, 2010	$8	$1,554	$1,562	$1,265	$—

	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
January 2009 Restructuring
Period charges	$1,622	$—	$1,622	$1,622	$—
Cash payments	(1,089)	—	(1,089)	—	—
Non-cash stock-based compensation	(501)	—	(501)	—	—
Balance at December 31, 2009	32	—	32	$1,622	$—
Cash payments	(32)	—	(32)	—	—
Revisions to prior accruals	—	—	—	—	—
Balance at December 31, 2010	$—	$—	$—	$—	$—

	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
Wavecom Restructuring
Balance at acquisition	$595	$—	$595	$—	$—
Period charges	9,555	4,260	13,815	13,815	93
Cash payments	(6,246)	(993)	(7,239)	—	—
Revisions to prior accruals	(47)	—	(47)	(47)	—
Foreign exchange	61	(40)	21	—	—
Balance at December 31, 2009	3,918	3,227	7,145	$13,768	$93
Period charges	2,739	1,248	3,987	3,987	—
Cash payments	(5,739)	(2,256)	(7,995)	—	—
Non-cash stock-based compensation	(66)	—	(66)	—	—
Revisions to prior accruals	(125)	(1,907)	(2,032)	(2,032)	—
Foreign exchange	(247)	(312)	(559)	—	—
Balance at December 31, 2010	$480	$—	$480	$1,955	$—

	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
Prior Restructurings
Balance at December 31, 2008	$—	$509	$509	$—	$—
Cash payments	—	(284)	(284)	—	—
Revisions to prior accruals	—	172	172	—	—
Balance at December 31, 2009	$—	$397	$397	$—	$—
Cash payments	—	(316)	(316)	—	—
Revisions to prior accruals	—	136	136	—	—
Balance at December 31, 2010	$—	$217	$217	$—	$—

Total provision balances, December 31, 2010	$2,167	$1,771	$3,938
Total provision balances, December 31, 2009	$5,161	$4,839	$10,000
Total charges for the year ended December 31, 2010				$7,640	$—
Total charges for the year ended December 31, 2009				$20,605	$333
Total charges for the year ended December 31, 2008				$—	$—

5.              Integration costs

During 2010, we incurred additional integration costs related to the acquisition of Wavecom of $5,110 (2009 — $3,859; 2008 — nil), which included the cost of employees retained for integration activities, related travel expenses, office relocation expenses, and consulting fees.

6.              Short-term investments

Investments, all of which are classified as available-for-sale, were comprised of government treasury bills and securities. Our outstanding short-term investments have contractual maturities ranging from one to four months from the date of purchase.

7. Inventories

	2010	2009
Electronic components	$5,578	$10,932
Finished goods	16,556	13,776
	$22,134	$24,708

8.             Fixed assets

	2010
	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$4,570	$3,548	$1,022
Research and development equipment	33,266	24,822	8,444
Tooling	39,095	31,548	7,547
Computer equipment	7,209	5,760	1,449
Software	8,152	6,489	1,663
Leasehold improvements	6,000	4,728	1,272
Leased vehicles	979	521	458
Office equipment	2,535	1,755	780
	$101,806	$79,171	$22,635

	2009
	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$4,486	$3,226	$1,260
Research and development equipment	29,785	18,833	10,952
Tooling	32,711	24,730	7,981
Computer equipment	6,444	4,409	2,035
Software	7,208	5,371	1,837
Leasehold improvements	6,129	4,019	2,110
Leased vehicles	753	328	425
Office equipment	2,734	1,378	1,356
	$90,250	$62,294	$27,956

9.              Goodwill and intangible assets

Goodwill of $90,953 (2009 — $95,064) primarily relates to the February 2009 acquisition of Wavecom (note 3), the May 2007 acquisition of AirLink Communications, Inc., and the August 2003 acquisition of AirPrime, Inc.

Annual impairment tests for goodwill have been performed, which resulted in no impairment loss.  We assessed the realizability of goodwill during the fourth quarter of 2010 and determined that the fair value exceeded the carrying amount.  Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value with the carrying amount of goodwill for each reporting unit was not required.  There was no impairment of goodwill during the years ended December 31, 2010, 2009, or 2008.

The components of intangible assets at December 31, 2010 and 2009 are as follows:

	2010
	Cost	Accumulated Amortization	Net Book Value
Patents and trademarks	$10,877	$4,250	$6,627
Licenses	58,024	25,309	32,715
Intellectual property	6,856	6,086	770
Customer relationships	26,678	13,520	13,158
Non-compete	2,872	2,632	240
In-process research and development	16,767	1,253	15,514
	$122,074	$53,050	$69,024

	2009
	Cost	Accumulated Amortization	Net Book Value
Patents and trademarks	$10,494	$3,213	$7,281
Licenses	54,751	17,849	36,902
Intellectual property	6,856	5,558	1,298
Customer relationships	27,856	8,569	19,287
Non-compete	3,064	1,277	1,787
In-process research and development	20,631	512	20,119
	$123,652	$36,978	$86,674

10.       Long-term liabilities

	2010	2009
Facilities restructurings (note 4)	$1,771	$4,839
TPC liability (note 19(b)(iv))	1,404	1,729
Accrued royalties	14,756	22,242
Marketing development funds	7,253	9,358
Retirement reserve	1,010	1,063
Total long-term liabilities	$26,194	$39,231
Less: current portion of long-term liabilities	1,470	3,371
Long-term liabilities	$24,724	$35,860

11.       Obligations under capital lease

Future minimum lease payments under capital leases at December 31, 2010 are as follows:

2011	$332
2012	153
2013	79
2014	35
599
Less: amount representing interest	(12)
587
Less: current portion	(324)
Long-term portion	$263

12.       Share capital

Share repurchase program

On May 21, 2008, we received regulatory approval allowing us to purchase up to 1,567,378 of our common shares by way of a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange (“TSX”) and the NASDAQ Global Market (“Nasdaq”).

During the year ended December 31, 2008, 407,700 common shares were purchased for an aggregate purchase price of $4,982 and subsequently cancelled.  The amount paid to acquire the shares over and above the average carrying value was charged to retained earnings.  No additional shares were purchased prior to termination of the Bid.

Stock option plan

Under the terms of our employee Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan shall be the lesser of a rolling number equal to 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares. Based on the number of shares outstanding as at December 31, 2010, stock options exercisable into 862,551 common shares are available for future allocation under the Plan.

The Plan provides for granting of options at the fair market value of our stock at the grant date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the term of each option at the time it is granted, with options having a five-year term.

Stock option activity since December 31, 2007 is presented below:

	Number of Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		Cdn.$	U.S.$	In Years	U.S.$
Outstanding, December 31, 2007	1,927,320	18.01	18.19	2.7	2,385
Granted	574,674	15.73	14.96
Exercised	(105,037)	9.94	9.45		599
Forfeited	(165,987)	18.48	17.57
Outstanding, December 31, 2008	2,230,970	19.68	16.13	2.5	—
Granted	502,414	4.97	4.05
Exercised	(16,953)	6.01	5.57		54
Forfeited	(558,343)	25.71	21.47
Outstanding, December 31, 2009	2,158,088	13.51	12.83	2.5	3,246
Granted	698,972	9.12	8.76
Exercised	(173,879)	6.38	6.18		792
Forfeited	(423,453)	12.36	11.84
Outstanding, December 31, 2010	2,259,728	12.51	12.54	2.4	7,878

December 31,	Exercisable, end of year	Aggregate Intrinsic Value
2008	1,132,244	—
2009	1,188,034	204
2010	1,197,931	1,529

The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date less the exercise price of the option.

The following table summarizes the stock options outstanding at December 31, 2010:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price		Number Exercisable	Weighted Average Exercise Price
		In years	Cdn.$	U.S.$		Cdn.$	U.S.$
$3.98 — $8.50 (Cdn.$3.97 — Cdn.$8.48)	443,184	3.4	5.39	5.41	100,503	4.44	4.46
$8.51 — $12.56 (Cdn.$8.49 — Cdn.$12.53)	551,029	4.1	9.06	9.11	9,666	11.93	11.98
$12.57 — $15.91 (Cdn.$12.54 — Cdn.$15.81)	603,596	0.9	14.48	14.54	529,731	14.31	14.38
$15.92 — $29.41 (Cdn.$15.82 — Cdn.$29.10)	661,919	1.6	18.36	18.49	558,031	18.50	18.62
	2,259,728	2.4	12.51	12.54	1,197,931	15.41	15.50

The options outstanding at December 31, 2010 expire between February 6, 2011 and November 16, 2015.

Employee stock purchase plan

On March 31, 2009, we terminated our employee stock purchase plans for U.S. and Canadian and other non-U.S employees (together, the “ESPP Plans”) that enabled eligible employees and directors to acquire common shares over the facilities of the TSX and Nasdaq. In the years ended December 31, 2009 and 2008, participants purchased a total of 10,734 and 36,183 common shares, respectively at a weighted-average price of $5.51 per share and $12.27 per share, respectively.

Restricted stock plans

During 2007, we established non-vested restricted stock plans for U.S. and non-U.S. employees (together, the “RSPs”) to provide long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price and no monetary payment is required from the employees to the Company upon receipt of the RSUs or upon the subsequent issuance of shares to settle the award. Under the RSPs, independent trustees purchase the common shares over the facilities of the TSX and Nasdaq.  The trust funds are variable interest entities and are included in these consolidated financial statements as treasury stock.

RSUs vest over three years, in equal amounts on the anniversary date of the date of the grant.  Vested RSUs are settled annually upon vesting by delivery of a common share of Sierra Wireless, Inc. for each vested unit.

The following table summarizes the RSU activity since the inception of the RSPs:

	Number of RSUs	Weighted Average Grant Date Fair Value		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		Cdn.$	U.S.$	In years	U.S.$
Outstanding, December 31, 2007	160,500	21.07	19.50	2.4	2,383
Granted	205,048	15.95	15.80
Vested	(53,486)	21.25	19.50		862
Outstanding, December 31, 2008	312,062	19.61	16.08	1.9	1,819
Granted	842,131	5.08	4.18
Vested	(175,758)	16.54	14.01		1,186
Forfeited	(2,551)	17.18	14.43
Outstanding, December 31, 2009	975,884	6.88	6.53	1.9	10,349
Granted	328,496	9.10	8.75
Vested	(443,610)	8.21	7.82		4,159
Forfeited	(32,779)	6.56	6.29
Outstanding, December 31, 2010	827,991	6.81	6.83	1.3	12,346

Warrants

Warrants issued under our agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program (see note 19(b)(iv)) for the purchase of 138,696 of our common shares at Cdn. $20.49 per share, expired unexercised on December 30, 2008.

13.       Stock-based compensation

The following table summarizes the classification of the stock-based compensation expense recognized in the Consolidated Statements of Operations for the non-vested share awards related to the stock option plan and restricted stock plans as follows:

	2010	2009	2008
Cost of goods sold	$492	$552	$545
Sales and marketing	1,403	1,411	1,511
Research and development	1,315	1,215	1,199
Administration	3,143	3,131	3,126
Restructuring	540	905	—
Integration	—	42	—
Stock-based compensation expense	$6,893	$7,256	$6,381

As of December 31, 2010, the unrecognized stock-based compensation costs related to non-vested stock options and RSUs were $3,782 and $2,972, respectively (2009 — $4,412 and $3,812; 2008 — $6,314 and $3,185) which are expected to be recognized over a weighted average period of 2.2 and 1.6 years, respectively (2009 — 1.9 and 1.7 years; 2008 — 2.4 and 1.8 years).

RSUs are valued at the grant date market price of the underlying securities and the compensation expense is recognized on a straight-line basis over the three-year vesting period based on the estimated number of awards expected to vest.  The expense recognized in our consolidated statement of operations for the year ended December 31, 2010 was $3,597 (2009 — $3,267; 2008 — $1,888).

We calculate the fair value of stock options granted using the Black-Scholes valuation model. Under this method, the weighted average fair value of stock options granted in 2010 was $4.21 (2009 — $1.89; 2008 — $7.01) using the following assumptions:

	2010	2009	2008
Expected dividend yield	0	0	0
Expected stock price volatility	60%	57%	54%
Risk-free interest rate	1.90%	1.84%	3.11%
Expected life of options	4 years	4 years	4 years
Estimated forfeiture rate	3.50%	3.50%	3.50%

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behaviour.  We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.

Wavecom stock option, warrant plans and free shares

Prior to our acquisition of Wavecom, Wavecom granted founders’ warrants and stock options to its employees, stock options to employees of its subsidiaries, warrants to some members of its board of directors and free shares to its employees of its subsidiaries.  Under the terms of the plans, the options and warrants give the right to purchase one share of Wavecom per option or warrant at an exercise price based either on the stock market price of Wavecom shares on the grant date, or on the average stock market price of Wavecom shares over the twenty trading days prior to the date of grant (in accordance with French Law).  The stock-based compensation related to the pre-acquisition Wavecom plans recognized in the Consolidated Statements of Operations is as follows:

	2010	2009
Cost of goods sold	$—	$11
Sales and marketing	11	150
Research and development	14	218
Administration	39	462
	$64	$841

14.       Non-controlling interest

The non-controlling interest represents shares held by Wavecom employees under their long-term incentive plan.  The shares have vested, but are subject to a hold period for tax purposes.  We have entered into a put/call agreement with these employees to purchase back the shares at €8.50 per share upon expiry of the tax hold period.  Until that time, the shares are considered non-controlling interest.

The following table summarizes the effects of changes in our ownership interest of Wavecom on our equity:

	2010	2009	2008
Net income (loss) attributable to Sierra Wireless	$(14,541)	$(39,899)	$62,583
Transfer (to) from the non-controlling interest
Decrease in paid-in capital for issuance of Wavecom shares on exercise of stock options	—	(2,751)	—
Decrease in paid-in capital for purchase of Wavecom shares in subsequent tender and squeeze-out	—	(1,647)	—
Increase in paid-in capital for issuance of Wavecom shares on issuance of free shares	(229)	(1,568)	—
Net transfers (to) from the non-controlling interest	(229)	(5,966)	—
Change from net loss attributable to Sierra Wireless and transfers (to) from non-controlling interest	$(14,770)	$(45,865)	$62,683

15.       Financial instruments

(a)         Fair value of financial instruments

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to their short maturities. Short-term investments are carried at fair market value, their book value as at December 31, 2010 was $26,404 (2009 — $26,898). Based on borrowing rates currently available to us for loans with similar terms, the carrying value of our obligations under capital lease and long-term liabilities approximates their fair value.

(b)         Concentrations of business risk

We depend on a small number of customers for a significant portion of our revenue. In 2010, two customers individually accounted for more than 10% of our revenue and, in aggregate, these two customers represented 26% of our revenue. In fiscals 2009 and 2008, these same two customers individually accounted for more than 10% of our revenue and, in aggregate, represented 40% and 53% of our revenue, respectively.

We maintain substantially all of our cash and cash equivalents with major financial institutions or government instruments. Corporate paper, if any, is uninsured. Our deposits with banks may exceed the amount of insurance provided on such deposits.

We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although substantially all of our revenues are received in U.S. dollars, we incur operating costs and have obligations related to our facilities restructuring that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations. During the year ended December 31, 2009, we recorded an unrealized foreign exchange loss of $15,653 (2008 — gain of $18,416) on the restricted cash of €136,766 ($191,473) held for the Wavecom tender offer and an unrealized foreign exchange loss of $1,215 on the payment of the term loan related to the acquisition of Wavecom.

We are generating an increasing portion of our revenue from sales to customers outside of North America including Europe, the Middle East and Asia.  We have experienced increased exposure to Euro fluctuations due to the acquisition of Wavecom. Wavecom, whose functional currency is the Euro, occasionally uses derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in U.S. dollars. To manage our foreign currency risks, we may enter into more such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility.  Accordingly, our future results could be materially affected by changes in these or other factors.

(c)          Credit facilities

In connection with our acquisition of Wavecom, we signed a credit agreement on December 1, 2008 with The Toronto Dominion Bank and Canadian Imperial Bank of Commerce that provided a one-year revolving term credit facility (“Revolving Facility”) and a one-year non-revolving term credit facility (“Term Facility”).

The Term Facility, not to exceed €218,000, was used to complete the acquisition of Wavecom ordinary shares and OCEANEs.  The Term Facility was secured by cash of €136,766 and a pledge against all of our assets.  On December 1, 2008, as required by French regulations, we drew a letter of credit in the amount of €218,000 issued under the Term Facility.  On February 26, 2009, we borrowed €80,473 under the Term Facility to facilitate the purchase, on February 27, 2009, of 99.97% of the outstanding OCEANEs.  On February 27, 2009, we completed the purchase of 84.32% of the outstanding Wavecom shares with €115,365 of our cash that secured the Term Facility and the letter of credit was reduced from €218,000 to €22,162.  The OCEANEs were subsequently redeemed by Wavecom and on March 13, 2009 the loan of €80,473 under the Term Facility was repaid with those proceeds.  On completion of the squeeze-out on April 29, 2009, the letter of credit was reduced to nil and the Term Facility was no longer available.

The Revolving Facility, not to exceed $55,000, was to be used for working capital requirements and was secured by a pledge against all of our assets.  On January 29, 2010, we signed an amended and restated credit agreement which renewed our Revolving Facility to January 28, 2011, and reduced the maximum amount from $55,000 to $10,000.  On January 27, 2011, we signed an amended and restated credit agreement, on similar terms, which extended our Revolving Facility to January 28, 2013.  Since December 1, 2008, we have not drawn on any amount under the Revolving Facility and as at December 31, 2010, we were in compliance with the covenants associated with the credit facility.

(d)         Letters of credit

We have entered into a letter of credit under which we have issued performance and bid bonds to ensure our performance to a third party customer in accordance with specified terms and conditions.  At December 31, 2010, we had a performance bond of $315 (2009 — nil) that expires in September 2011, and bid bonds of $229 (2009 — nil) that expire by the end of March 2011.  The values of these bonds approximate their fair market values.  We have not made any payments under these types of bonds.

On December 1, 2008, we drew a letter of credit in the amount of €218,000, which was issued under the €218,000 secured Term Facility to facilitate our acquisition of Wavecom.  As of the completion of the squeeze-out of Wavecom shares, the letter of credit was reduced to nil and the Term Facility was no longer available.

(e)          Derivatives

Sierra Wireless S.A. (formerly Wavecom S.A.), whose functional currency is the Euro, occasionally uses derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in U.S. dollars. The fair value of these financial instruments is determined using published exchange rates to calculate the price that would be received to sell the asset or paid to transfer the liability related to the contracts.  Accordingly, these foreign exchange contracts are classified in Level 2 of the fair value hierarchy. These instruments are recorded at fair value on the balance sheet in prepaid expenses and other.  At December 31, 2010, there were no cash flow hedges.  All derivatives that were outstanding at December 31, 2010 had maturity dates of less than 12 months.  We believe that the counterparty risk on the foreign currency financial instruments being used is acceptable because we deal with major banks and financial institutions.

The following table presents the fair value of the derivative financial instruments at December 31, 2010:

	Notional Amount	Fair Value
Fair value of forward and option contracts selling U.S. dollars against Euros:	$—	€151

16.       Income taxes

The composition of our deferred tax assets at December 31 is as follows:

	2010	2009
Deferred tax assets
Fixed assets	$3,645	$8,052
Loss carryforwards	62,451	65,467
Capital loss carryforwards	2,748	1,826
Scientific research and development expenses	20,753	17,265
Share issue costs	211	423
Reserves and other	18,561	29,852
Total gross deferred tax assets	108,369	122,885
Deferred tax liability
Acquired intangibles	11,034	23,659
Total net deferred tax assets	97,335	99,226
Less valuation allowance	88,064	93,214
Net deferred tax assets	$9,271	$6,012

In assessing the realizability of our deferred tax assets, we considered whether it is more likely than not that some portion or all of our deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We considered projected future taxable income and tax planning strategies in making our assessment.

At December 31, 2010, we have approximately $9,709 of capital loss carry-forwards for Canadian tax purposes that are available, indefinitely, to be deducted against future Canadian taxable capital gains. As well, we have approximately $59,035 of scientific research and development expenditures available to be deducted against future Canadian taxable income that may be carried forward indefinitely and investment tax credits of approximately $32,132 available to offset future Canadian federal and provincial income taxes payable. The investment tax credits expire commencing in 2012 until 2030. At December 31, 2010, our US subsidiary has $1,455 and $3,648 of federal and California R&D tax credit carried forward which will expire between 2024 and 2030. For 2011 to 2012, California limits the utilization of its credit to 50% of California tax payable.

In addition, at December 31, 2010, net operating loss carry-forwards for our foreign subsidiaries were $13,106 for U.S. income tax purposes that expire in various amounts commencing in 2020 through 2029, $159,084 for French income tax purposes, $7,147 for Hong Kong income tax purposes, $64 for Brazil income tax purposes, $223 for Korea income tax purposes, $209 for Luxembourg income tax purposes, and $312 for German income tax purpose.  Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.  In addition, the utilization of these net operating losses is also subject to ownership change limitations provided by U.S. federal and specific state income tax legislation.  Tax loss carry-forwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate.  Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax loss carry forwards in future years.

We have evaluated all uncertain tax positions and have determined that the unrecognized tax benefits at December 31, 2010 were $8,754 (2009 — $7,754).  Of this total, $6,909 (2009 — $7,617) represents the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate.  We recognize potential interest and penalties related to income tax matters in income tax expense.  As at December 31, 2010, we have accrued $1,474 (2009 — $1,135) for interest and penalties.  Tax years ranging from 2004 to 2010 remain subject to examination in Canada, the United States, the United Kingdom, France, Germany, Australia, China, Hong Kong, Brazil and Luxembourg.

Effective tax rate

Our income tax expense for the year ended December 31 differs from that calculated by applying statutory rates for the following reasons:

	2010	2009	2008
Combined Canadian federal and provincial income taxes at expected rate of (2010 — 28.5%, 2009 — 30.00%, 2008 — 31.00%)	$(6,288)	$(11,989)	$21,927
Permanent and other differences	32	(8,969)	1,063
Change in tax legislation	—	(20,839)	—
Change in valuation allowance	(6,077)	42,801	(30,694)
Change in statutory tax rate and foreign tax rate	(1,470)	(1,759)	1,353
Stock based compensation expense	1,125	1,095	1,356
Adjustment to prior years	6,347	—	—
Foreign exchange gain adjustment	3,523	—	13,146
	$(2,808)	$340	$8,151

Our provisions for income taxes consist of the following:

	2010	2009	2008
Current
Canadian	$—	$—	$—
Foreign	379	—	11,993
Total current	379	—	11,993
Deferred
Canadian	(71)	(1,910)	—
Foreign	(3,116)	2,250	(3,842)
Total deferred	(3,187)	340	(3,842)
Income tax expense	$(2,808)	$340	$8,151

Reconciliation of unrecognized tax benefits

	2010	2009	2008
Unrecognized tax benefits, opening balance	$7,754	$9,344	$4,085
Gross increases — tax positions in prior period	1,227	237	3,369
Gross increases — tax positions in current period	—	(1,827)	1,890
Settlements	(127)	—	—
Reduction due to statute lapse	(100)	—	—
Unrecognized tax benefits, ending balance	$8,754	$7,754	$9,344

17.       Research and development

	2010	2009	2008
Gross research and development	$90,165	$82,136	$48,893
Government research and development repayments (recovery) (note 19)	—	(754)	5,764
Government research and development tax credits	(2,130)	(1,316)	—
	$88,035	$80,066	$54,657

18.       Earnings (loss) per share

The weighted-average numbers of shares outstanding (in thousands) used in the computation of earnings (loss) per share are as follows:

	2010	2009	2008
Weighted-average shares used in computation of basic earnings per share	31,083	31,035	31,254
Weighted-average shares from assumed conversion of dilutive options	—	—	69
Weighted-average shares used in computation of diluted earnings per share	31,083	31,035	31,323

For the years ended December 31, 2010 and 2009, all potential dilutive options were anti-dilutive due to the loss.

19.       Commitments and contingencies

(a)  Operating leases

We lease equipment and premises with minimum future lease payments at December 31, 2010 as follows:

2011	$7,058
2012	2,987
2013	2,767
2014	2,699
2015	1,508
Thereafter	4,833
$21,852

(b)  Contingent liability on sale of products

(i)                   Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)                We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

(iii)             Under certain research and development funding agreements, we are contingently liable to repay up to $3,167. Repayment under these agreements is contingent upon reaching certain revenue levels for specified products.

(iv)            Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004. As all funds available under this program were earned prior to 2004, during the years ended December 31, 2010 and 2009 we claimed nil. As of June 30, 2008, the repayable funding had been fully expensed.  During the year ended December 31, 2010, we expensed nil (2009— nil; 2008— $2,806) in research and development expense. In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes option pricing model. The warrants were exercisable at Cdn. $20.49 per share for a term of five years from December 30, 2003. On December 30, 2008, the warrants expired unexercised.

In March 2004, we entered into a second agreement with TPC under which we were eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies. The agreement was effective April 2003. Given the termination of the Voq professional phone initiative in the second quarter of 2005, no costs have been claimed under this agreement since June 2005.  A total of Cdn. $4,558 was funded by TPC for eligible development activity prior to the termination of the Voq initiative.  Under the terms of the original agreement, royalty repayments, based on a percentage of annual sales in excess of certain minimum amounts, would be calculated over the period from April 2003 to December 2011.  If royalty repayments were less than Cdn. $16,455 by December 2011, repayments would have continued subsequent to December 2011 until the earlier of when this amount was reached or December 2014.  In addition, all or part of the contribution was repayable upon the occurrence of certain prescribed events of default, including material breach or insolvency.  During the year ended December 31, 2010, we have recorded, in research and development expense, the repayment of nil (2009 — nil; 2008 — $2,957).  In March 2009, we signed an amended agreement under which we will pay a total of $2,155 (Cdn. $2,500), with payments due on March 1 for each of the next five years beginning March 1,

2009, in full and final satisfaction of all amounts owing, or to be owed, to TPC under this agreement.  In the year ended December 31, 2010, we repaid $476 (Cdn. $500) (2009 — $394 or Cdn. $500).  We had previously accrued the royalty repayments and as a result of the amended agreement, in the year ended December 31, 2009, we have reversed accruals in research and development expense totaling $754 (Cdn. $957).

(v)               We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2008	$3,965
Acquisition of Wavecom (note 3(a))	791
Provisions	6,050
Expenditures	(6,176)
Balance, December 31, 2009	4,630
Provisions	5,945
Expenditures	(6,516)
Balance, December 31, 2010	$4,059

(c) Other commitments

We have entered into purchase commitments totalling approximately $85,524 with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between January 2011 and June 2011.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(d)    Legal proceedings

In December 2010, a patent holding company, Mayfair Wireless, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of parties, including us.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In October 2010, a patent holding company, Eon Corp. IP Holdings, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties including telecommunication carrier companies including Sprint Nextel Corporation.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2010, Americans for Fair Patent Use, LLC filed a lawsuit in the United States District Court for the Eastern District of Texas asserting false patent marking by a number of device manufacturers, including Sierra Wireless America, Inc., and telecommunication carrier companies, including Sprint Nextel Corporation and Cellco Partnership d/b/a Verizon Wireless. The litigation makes certain allegations that products sold by us and our competitors were falsely marked with a number of patents that had expired or that do not cover the marked products.  We are currently assessing our potential liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In May 2010, a patent holding company, Golden Bridge Technology Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of telecommunication carrier companies, including AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In February 2010, a patent holding organization, Commonwealth Scientific and Industrial Research Organisation, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a telecommunication carrier, Cellco Partnership d/b/a Verizon Wireless.  The litigation makes certain allegations concerning the wireless modems sold to the carrier by us.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In September 2009, a patent holding company, Xpoint Technologies Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of parties, including AT&T Mobility LLC.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, WIAV Networks, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including wireless device manufacturers, including us.  The Texas court has transferred the litigation to the United States District Court for the Northern District of California.  The California court has dismissed the litigation against a number of parties, including us.

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including Hewlett-Packard Co., Panasonic Corporation, General Dynamics Itronix Corporation and Fujitsu America and Fujitsu Japan. The litigation, which has been transferred to the United States District Court for the Southern District of California, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us, our competitors, and some of our customers with whom we have supply agreements.  We are assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, Celltrace, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. In the meantime, the carrier companies have provisionally withdrawn their indemnification demands against us.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In June 2009, a patent holding company, Saxon Innovations, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by wireless device manufacturers, including us.   The patents have been sold to a patent holding company, Norman IP Holdings LLC. Following the sale, Norman IP Holdings LLC has agreed to a confidential settlement of the litigation, and the settlement will not have a material adverse effect on our operating results.

In June 2009, a patent holding company, MSTG Inc., filed patent litigation lawsuits in the United States District Court for the Northern District of Illinois asserting patent infringement by a number of telecommunication carrier companies, including Sprint Spectrum, LP and AT&T Mobility LLC. The carriers have notified us that the lawsuits make certain allegations concerning the wireless data cards and modems sold to those carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In January 2009, a patent holding company, DNT LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of telecommunication carrier companies, including Sprint Spectrum, LP and Nextel, Verizon Wireless and T-Mobile USA, Inc.  The litigation made certain allegations concerning the wireless modems sold to the carriers by us and our competitors. Following a trial in December 2009, the Court received a jury verdict of patent non-infringement and invalidity. Subsequently, the parties reached a mutually agreeable settlement, the details of which are confidential.  DNT LLC filed an Unopposed Motion for Dismissal on December 29, 2010 in the Court of Appeal.

Since early December 2008, Wavecom and its subsidiary Wavecom, Inc. have been involved in litigation with a contracting counterparty, Temic Automotive of North America (Continental Group). In the first quarter of 2010, Temic Automotive of North America, Inc., d/b/a/ Continental and Continental AG, Wavecom, Inc., Wavecom, S.A., Sierra Wireless, Inc., Sierra Wireless Americas, Inc., and Sierra Wireless, S.A. reached a mutually agreeable settlement of the lawsuits filed early December 2008 in North Carolina Business Court and New York State Court.  The details of the settlement agreement are confidential.

On February 6, 2008, Wavecom filed a civil proceeding in the Supreme Court of the State of New York (USA) against Siemens AG and two of its U.S. subsidiaries. In August 2009, Sierra Wireless S.A., Wavecom, Inc., Siemens AG, Siemens Corporation, and Siemens Energy and Automation, Inc. reached a mutually agreeable settlement of the lawsuit filed in New York State Court and the case was dismissed in September 2010.  The details of the settlement agreement are confidential.

In September 2007, a patent holding company, NTP, Inc., filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a telecommunication carrier, AT&T Mobility LLC.  In December 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In November 2007, a patent holding company, Technology Patents LLC, filed a patent litigation lawsuit in the United States District Court for the Southern Division of the District of Maryland asserting patent infringement by companies in the cellular phone industry, including a telecommunication carrier, AT&T Mobility LLC. In August 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

We are engaged in certain other claims and legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

20. Supplementary information

	2010	2009	2008
(a) Cash flow information:
Cash received
Interest	$223	$745	$6,330
Income taxes	217	921	13
Cash paid for
Interest	396	874	—
Income taxes	1,329	4,435	8,492

(b) Allowance for doubtful accounts:
Opening balance	$6,504	$1,989	$1,939
Acquisition of Wavecom (note 3(a))	—	4,120	—
Bad debt expense	443	721	269
Write offs and settlements	(2,462)	(776)	(219)
Foreign exchange	121	450	—
Closing balance	$4,606	$6,504	$1,989

(c) Other:
Rent expense	$10,094	$10,705	$3,699
Foreign exchange gain (loss)	(7,000)	1,261	20,017

21.       Segmented information

We operate in the wireless communications solutions industry.  Effective January 1, 2010, we integrated the legacy Sierra Wireless and Wavecom segments, and as a result, our reportable segments have changed from those reported at December 31, 2009.  We operate in one segment, and all of our products and services are included in this segment.  Senior management has access to information, and bases its decisions about allocating resources within one reportable segment.

As we do not evaluate the performance of our operating segment based on segment assets, management does not classify asset information on a segmented basis.  Despite the absence of discrete financial information we do measure our revenue based on other forms of categorization such as by the products we produce and the geographic distribution in which our products are sold.

Revenue by product is as follows:

	2010	2009	2008
AirCard® Mobile Broadband Devices	$291,464	$294,981	$408,776
AirPrime™ Wireless Embedded Modules	298,384	181,379	120,185
AirLink™ Intelligent Gateways and Routers	48,626	41,005	30,832
Other	11,867	9,019	7,515
	$650,341	$526,384	$567,308

In each of the three years ended December 31, 2010, 2009 and 2008, we had two customers that each accounted for more than 10% of our revenue. The revenue from these two customers is included within the mobile computing segment as follows:

	2010	2009	2008
Customer A	$105,469	$119,635	$183,271
Customer B	65,691	92,489	114,856

Revenue by geographical region based on the customer location to which the product is shipped is as follows:

	2010	2009	2008
Americas	$303,311	$312,991	$397,338
Europe, Middle East and Africa (“EMEA”)	89,048	87,547	50,956
Asia-Pacific	257,982	125,846	119,014
	$650,341	$526,384	$567,308

Executive Officers

Jason W. Cohenour

President and Chief Executive Officer

David G. McLennan

Chief Financial Officer and Secretary

Philippe Guillemette

Chief Technology Officer

Bill G. Dodson

Senior Vice President, Operations

Dan Schieler

Senior Vice President and General Manager, Mobile Computing Business Unit

Didier Dutronc

Senior Vice President and General Manager, M2M Embedded Solutions Business Unit & Regional General Manager, Europe

Emmanuel Walckenaer

Senior Vice President and General Manager, Solutions and Services Business Unit

James B. Kirkpatrick

Senior Vice President, Engineering, Mobile Computing Business Unit

Pierre Teyssier

Senior Vice President, Engineering, M2M Embedded Solutions Business Unit & Regional General Manager, Asia Pacific

Jason Krause

Senior Vice President, Corporate Development and Marketing

Directors

Gregory D. Aasen (3)

Corporate Director

Robin A. Abrams

Corporate Director

Paul G. Cataford (1), (2)

Corporate Director

Charles E. Levine (1), (2), (3)

Chairman of the Board

S. Jane Rowe (1)

Senior Vice-President, Teachers’ Private Capital

Ontario Teachers’ Pension Plan

David B. Sutcliffe (2)

Corporate Director

Kent P. Thexton (3)

Chairman

SEVEN Networks, Inc.

Jason W. Cohenour

President and Chief Executive Officer

Sierra Wireless, Inc.

(1) Audit Committee

(2) Governance and Nominating Committee

(3) Human Resources Committee

General Counsel

Blake, Cassels & Graydon LLP

Vancouver, British Columbia

US Counsel

Skadden, Arps, Slate, Meagher & Flom LLP

Toronto, Ontario

Intellectual Property Lawyers

Nixon Peabody LLP

Palo Alto, California

Auditors

KPMG LLP

Vancouver, British Columbia

Transfer Agent

Computershare Investor Services Inc.

Vancouver, British Columbia

Share Information

The common shares of Sierra Wireless, Inc. are listed for trading under the symbol SW on The Toronto Stock Exchange and under SWIR on The Nasdaq Global Market.

Annual General Meeting

The Annual General Meeting for the shareholders of Sierra Wireless, Inc. will be held on Tuesday, May 17, 2011at 3:00 p.m. (Pacific) at the Company’s head office in Richmond, British Columbia.

Head Office

Sierra Wireless, Inc.

13811 Wireless Way

Richmond, British Columbia

Canada V6V 3A4

Telephone :: 604 231 1100

Facsimile :: 604 231 1109

Website :: www.sierrawireless.com